Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 6 DATED AUGUST 24, 2018
TO THE PROSPECTUS DATED APRIL 26, 2018
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated April 26, 2018. This Supplement No. 6 supersedes and replaces all previous supplements to the prospectus. On August 13, 2018, we filed with the United States Securities and Exchange Commission (SEC) our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 (the 10-Q). This Quarterly Report (excluding the exhibits thereto) is attached as Annex A to this Supplement No. 6. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of July 2018;
(3)	information regarding the share redemption limit;
(4)	updates to our possible investments;
(5)	recent real property acquisitions and debt;
(6)	updates to our risk factors;
(7)	selected financial data;
(8)	an update to our historical net asset value (“NAV”) per share information;
(9)	updates to our management;
(10)	compensation, fees, and reimbursements paid or payable to our advisor and its affiliates as of and for the six months ended June 30, 2018 and the year ended December 31, 2017;
(11)	update to our distributions and share redemptions disclosure as of June 30, 2018; and
(12)	our updated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, as disclosed in the Form 10-Q, attached hereto as Annex A.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of three classes of shares of common stock: W Shares, A Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. As of August 6, 2018, we had accepted investors’ subscriptions for, and issued, approximately 37.0 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $666.1 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate registration at any time.

NAV per Share
The following is a list of the NAV per share on each business day for the month of July 2018 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
July 2, 2018	$18.29	$18.04	$18.49
July 3, 2018	$18.29	$18.04	$18.49
July 5, 2018	$18.29	$18.04	$18.49
July 6, 2018	$18.29	$18.04	$18.49
July 9, 2018	$18.29	$18.03	$18.49
July 10, 2018	$18.29	$18.03	$18.49
July 11, 2018	$18.29	$18.03	$18.49
July 12, 2018	$18.29	$18.03	$18.49
July 13, 2018	$18.29	$18.03	$18.49
July 16, 2018	$18.28	$18.03	$18.49
July 17, 2018	$18.28	$18.03	$18.49
July 18, 2018	$18.28	$18.03	$18.49
July 19, 2018	$18.28	$18.03	$18.49
July 20, 2018	$18.29	$18.03	$18.50
July 23, 2018	$18.29	$18.03	$18.49
July 24, 2018	$18.29	$18.03	$18.49
July 25, 2018	$18.29	$18.03	$18.49
July 26, 2018	$18.29	$18.03	$18.49
July 27, 2018	$18.29	$18.03	$18.49
July 30, 2018	$18.27	$18.02	$18.48
July 31, 2018	$18.27	$18.02	$18.48
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colenetlease.com/income-nav#summary.
Please refer to “Valuation Policies” beginning on page 97 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colenetlease.com/income-nav#summary.
Redemption Limit
As disclosed on our website, as of June 30, 2018, our NAV was $536,987,085. As of July 1, 2018, the redemption limit for the quarter ending September 30, 2018 was 10% of our NAV as of June 30, 2018. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of August 1, 2018 has not been reduced below 10% of our NAV as of June 30, 2018. For a complete discussion of redemption limits, refer to the section of our prospectus captioned “Share Purchases and Redemptions — Redemption limitations” on page 192 of the prospectus.

2

PROSPECTUS UPDATES
Possible Investments
The following information supersedes and replaces the section of our prospectus captioned “Questions and Answers About This Offering — Q: Will you acquire anything other than commercial properties?” beginning on page 9 of the prospectus and all similar discussions appearing throughout the prospectus.
Q:    Will you acquire anything other than commercial properties?

A:
Yes. Our portfolio also may include other income-producing real estate, as well as assets such as mortgage, mezzanine, bridge and other loans, and liquid and other securities. Although this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and acquisition opportunities. We will not forego a high quality asset because it does not precisely fit our presently expected portfolio composition. Thus, to the extent that our advisor presents us with high quality acquisition opportunities that allow us to meet the REIT requirements under the Internal Revenue Code of 1986, as amended (the “Code”), and that result in an overall real estate portfolio that is consistent with our investment objectives, our portfolio composition may vary from time to time. Our goal is to assemble a portfolio that is diversified by asset type, size and risk, which generates a relatively predictable and stable stream of income for stockholders and the potential for long-term capital appreciation in the value of our real estate assets. See the section of this prospectus captioned “Investment Objectives, Strategy and Policies — Acquisition and Investment Policies” for a more detailed discussion of all of the types of acquisitions we may make.

The following information supersedes and replaces the second paragraph in the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Acquisition and Investment Policies— Investing in and Originating Loans” on page 73 of the prospectus and all similar discussions appearing throughout the prospectus.
We will not make or invest in mortgage loans on any one property if the aggregate amount of all mortgage loans outstanding on the property, including our loan, would exceed an amount equal to 85% of the appraised value of the property, as determined by an independent third party appraiser, unless we find substantial justification due to other underwriting criteria. We may find such justification in connection with the purchase of loans in cases in which we believe there is a high probability of our foreclosure upon the property in order to acquire the underlying assets and in which the cost of the loan investment does not exceed the fair market value of the underlying property. We will not invest in or make loans secured by real estate unless an appraisal has been obtained concerning the underlying property, except for those loans insured or guaranteed by a government or government agency.

3

Recent Real Property Acquisitions and Debt
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 19 of the prospectus and the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 79 of the prospectus, and describes activity that occurred subsequent to March 31, 2018.
Description of Real Estate Assets
As of August 6, 2018, we, through separate wholly-owned limited liability companies and limited partnerships, owned 151 properties, acquired for an aggregate purchase price of $889.6 million, located in 35 states, consisting of seven anchored shopping centers, 121 retail, 14 industrial and distribution, and nine office properties, comprising approximately 5.7 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired eight properties between April 1, 2018 and August 6, 2018. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.

Property Description	Type	Number of Tenants	Tenant (1)	Rentable Square Feet	Purchase Price
Procter & Gamble – Fayetteville, AR	Manufacturing	1	Procter & Gamble	61,017	$12,200,000
AK Steel – West Chester, OH	Manufacturing	1	AK Steel	135,936	25,000,000
H&E Equipment Services – Albuquerque, NM	Rental	1	H&E Equipment Services	17,140	6,062,462
H&E Equipment Services – Suwanee, GA	Rental	1	H&E Equipment Services	16,096	5,299,565
H&E Equipment Services – Fort Myers, FL	Rental	1	H&E Equipment Services	16,450	5,637,973
Hobby Lobby – Cadillac, MI	Hobby, Books & Music	1	Hobby Lobby	50,323	5,698,340
Weasler Engineering – West Bend, WI	Manufacturing	1	Weasler Engineering	218,147	14,700,000
SuperValu – Oglesby, IL	Distribution Warehouse	1	SuperValu	320,952	15,450,000
				836,061	$90,048,340
________________

(1)	The tenant name represents the commonly-used tenant name and does not necessarily represent the legal name that is party to the lease agreement.

Property Description	Date Acquired	Year Built/Renovated	Purchase Price (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
Procter & Gamble – Fayetteville, AR	April 2, 2018	2006	$12,200,000	7.65%	8.22%	100%
AK Steel – West Chester, OH	April 30, 2018	2007	25,000,000	7.88%	8.25%	100%
H&E Equipment Services – Albuquerque, NM	June 19, 2018	2016	6,062,462	6.98%	6.98%	100%
H&E Equipment Services – Suwanee, GA	June 19, 2018	2016	5,299,565	6.91%	6.91%	100%
H&E Equipment Services – Fort Myers, FL	June 19, 2018	2016	5,637,973	6.86%	6.86%	100%
Hobby Lobby – Cadillac, MI	June 22, 2018	2017	5,698,340	6.80%	7.25%	100%
Weasler Engineering – West Bend, WI	June 22, 2018	2016	14,700,000	6.03%	7.02%	100%
SuperValu – Oglesby, IL	July 23, 2018	1996	15,450,000	6.49%	7.41%	100%
			$90,048,340
________________

(1)	Purchase price does not include acquisition-related expenses.

(2)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the estimated cost of significant capital improvements to be incurred in the first year of ownership, if any, and exclusive of acquisition-related expenses. In general, our properties are subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancellable lease term at the property divided by the property’s purchase price, plus the estimated cost of significant capital improvements expected to be incurred over the ten-year period subsequent to the acquisition date, if any, and exclusive of acquisition related expenses. In general, we intend for our properties to be subject to long-term triple-net or double-net leases. Future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

4

The following table sets forth the principal provisions of the lease terms for the major tenants at each of the properties listed above:

Property	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)		Effective Annual Base Rent per Square Foot (3)	Lease Term (4)
Procter & Gamble – Fayetteville, AR	Procter & Gamble	61,017	100%	1/5 yr.	$933,560	(5)	$15.30	4/2/2018	–	8/31/2027
AK Steel – West Chester, OH	AK Steel	135,936	100%	2/5 yr.	$1,971,072		$14.50	4/30/2018	–	7/31/2019
					$2,039,040		$15.00	8/1/2019		7/31/2024
					$2,107,008		$15.50	8/1/2024	–	7/31/2029
H&E Equipment Services – Albuquerque, NM	H&E Equipment Services	17,140	100%	4/5 yr.	$422,011	(6)	$24.62	6/19/2018	–	2/28/2031
H&E Equipment Services – Suwanee, GA	H&E Equipment Services	16,096	100%	4/5 yr.	$366,171	(6)	$22.75	6/19/2018	–	11/30/2031
H&E Equipment Services – Fort Myers, FL	H&E Equipment Services	16,450	100%	4/5 yr.	$387,851	(6)	$23.58	6/19/2018	–	9/30/2031
Hobby Lobby – Cadillac, MI	Hobby Lobby	50,323	100%	4/5 yr.	$387,487	(7)	$7.70	6/22/2018	–	2/28/2033
Weasler Engineering – West Bend, WI	Weasler Engineering	218,147	100%	2/5 yr.	$885,860	(8)	$4.06	6/22/2018	–	4/30/2026
SuperValu – Oglesby, IL	SuperValu	320,952	100%	5/5 yr.	$1,002,975	(9)	$3.13	7/23/2018	–	5/8/2023
					$1,093,861		$3.41	5/9/2023	–	5/8/2028
					$1,175,901		$3.66	5/9/2028	–	5/8/2033
					$1,264,093		$3.94	5/9/2033	–	5/8/2038
________________

(1)
Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property, or those tenants whose annual rental revenue accounts for greater than 10% of the property’s annual rental revenue. The tenant name represents the commonly-used tenant name and does not necessarily represent the legal name of the entity that is party to the lease agreement.

(2)	Represents the number of renewal options and the term of each option.

(3)	Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any.

(4)
Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised, as of the respective purchase date. In general, these properties are subject to long term triple- or double-net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(5)	The annual base rent under the lease increases each year by 1.5% of the then-current annual base rent.

(6)	The annual base rent amount for the upcoming year will increase by 100% of the proportionate increase in the Consumer Price Index (CPI) during the prior lease year.

(7)	The annual base rent per square foot under this lease increases every five years by $0.50 per square foot of the then-current annual base rent per square foot.

(8)	The annual base rent under the lease increases each year by 1.75% of the then-current annual base rent.

(9)
The annual base rent under the lease increases each year by 1.75% of the then-current annual base rent for the first five years of the lease, then remains constant for each of the five year periods afterwards.

5

The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives and Policies — Tenant Lease Expirations” on page 91 of the prospectus.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for our properties acquired as of  August 6, 2018, for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for the leases that expire during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2018	1	5,843	$81,802	*
2019	2	11,746	208,984	*
2020	6	58,550	607,521	1%
2021	7	37,985	642,833	1%
2022	8	69,433	994,121	2%
2023	17	187,698	2,205,538	3%
2024	21	320,128	4,715,221	7%
2025	12	319,842	4,646,932	7%
2026	22	746,231	6,706,301	10%
2027	21	679,497	10,378,030	16%
2028	10	191,224	2,935,960	4%
Thereafter	59	3,010,538	32,641,504	49%
	186	5,638,715	$66,764,747	100%
________________
* Represents less than 1% of the total annual base rent.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Depreciable Tax Basis” beginning on page 91 of the prospectus.
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the properties acquired since April 1, 2018 is approximately $72.4 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The depreciable basis in these properties is estimated, as of  August 6, 2018, as follows:

Wholly-owned Property	Depreciable Tax Basis
Procter & Gamble – Fayetteville, AR	$9,808,800
AK Steel – West Chester, OH	20,100,000
H&E Equipment Services – Albuquerque, NM	4,874,219
H&E Equipment Services – Suwanee, GA	4,260,850
H&E Equipment Services – Fort Myers, FL	4,532,930
Hobby Lobby – Cadillac, MI	4,581,465
Weasler Engineering – West Bend, WI	11,818,800
SuperValu – Oglesby, IL	12,421,800
$72,398,864

6

Debt
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Real Property Acquisitions — Placement of Debt on Certain Real Property Acquisitions” on page 87 of the prospectus.
Credit Facility
As of August 6, 2018, there was $55.0 million outstanding under the Revolving Loans, and $172.5 million outstanding under the Term Loans, $112.5 million of which was subject to an interest rate swap agreement (the “Swapped Term Loan”). Based on our leverage ratio, as of  August 6, 2018, the all-in rate for the Swapped Term Loan was approximately 3.25%.
Net Debt Leverage Ratio
As of June 30, 2018, our ratio of debt to the cost (before deducting depreciation or other non-cash reserves) of our gross assets was 43.5%, and our ratio of debt to the fair market value of our gross assets was 42.5%. Our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage, and we therefore believe that the presentation of net debt provides useful information to stockholders. Net debt is a non-GAAP measure used to show our outstanding principal debt balance, excluding certain GAAP adjustments, such as financing and issuance costs and related accumulated amortization, less all cash and cash equivalents. As of June 30, 2018, our net debt leverage ratio, which is the ratio of net debt to total gross real estate assets net of gross intangible lease liabilities, was 43.3%. The following table provides a reconciliation of the credit facility and notes payable, net balance, as reported on our condensed consolidated unaudited balance sheet, to net debt as of June 30, 2018 (in thousands):

Balance as of June 30, 2018
Credit facility and notes payable, net	$379,113
Deferred costs, net (1)	3,121
Total debt	382,234
Less: Cash and cash equivalents	(1,957)
Net debt	$380,277
Gross real estate assets, net (2)	$878,324
Net debt leverage ratio	43.3%
———————————

(1)	Deferred costs relate to mortgage notes payable and the term portion of the credit facility.

(2)	Net of gross intangible lease liabilities.

Risk Factors
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Risk Factors — Risks Related to an Investment in Cole Real Estate Income Strategy (Daily NAV), Inc.” beginning on page 30 of the prospectus.
We have paid, and may continue to pay, some or all of our distributions, and fund some or all redemptions, from sources other than cash flows from operations, including borrowings, proceeds from asset sales or the sale of securities, which may reduce the amount of capital ultimately deployed in our real estate operations and may negatively impact the value of our common stock.
To the extent that cash flow from operations is insufficient to pay our distributions or fund redemptions, we may pay all or some of our distributions and fund all or some of our redemptions from borrowings by the REIT, proceeds from asset sales of the sale of our securities. We have no limits on the amounts we may use to pay distributions from sources other than cash flow from operations. The payment of distributions and redemptions from sources other than cash flows from operations may reduce the amount of proceeds available for acquisitions, negatively impact the value of our common stock and reduce the overall return. We expect that, from time to time, we may declare distributions and/or fund redemptions that exceed our cash flows from operations and in anticipation of future cash flows.

7

As of June 30, 2018, cumulative since inception, we have declared $64.3 million of distributions and we have paid $62.0 million, of which $33.0 million was paid in cash and $29.0 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. Our net income was $8.2 million and $2.6 million as of June 30, 2018, cumulative since inception, and for the six months ended June 30, 2018, respectively, and our net income was $347,000 for the year ended December 31, 2017. The following table presents distributions and the source of distributions for the periods indicated below (dollars in thousands):

	Six Months Ended June 30, 2018		Year Ended December 31, 2017		As of June 30, 2018, Cumulative Since Inception
	Amount	Percent	Amount	Percent	Amount	Percent
Distributions paid in cash	$6,625	51%	$10,448	50%	$33,003	53%
Distributions reinvested	6,416	49%	10,289	50%	28,985	47%
Total distributions	$13,041	100%	$20,737	100%	$61,988	100%

Source of distributions:
Net cash provided by operating activities	$13,041	100%	$19,311	93%	$59,458	96%
Proceeds from issuance of common stock	—	—%	1,426	7%	2,530	4%
Total sources	$13,041	100%	$20,737	100%	$61,988	100%
Net cash provided by operating activities for the six months ended and as of June 30, 2018, cumulative since inception, was approximately $14.7 million and $59.5 million, respectively, and net cash provided by operating activities for the year ended December 31, 2017 was approximately $19.3 million, and in each case reflected a reduction for real estate acquisition-related expenses incurred of approximately $1.3 million, $10.3 million, and $2.2 million, respectively, in accordance with GAAP. Prior to the adoption of Accounting Standards Update No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses, in April 2017, as set forth in the “Estimated Use of Proceeds” section of the prospectus, we treated our real estate acquisition-related fees and expenses as funded by proceeds from the Offering, including proceeds from the distribution reinvestment plan. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions as of June 30, 2018, cumulative since inception, includes the amount by which real estate acquisition-related fees and expenses have reduced net cash flows from operating activities. As of June 30, 2018, cumulative since inception, our distributions, including shares issued pursuant to the distribution reinvestment plan, were funded by cash flows from operating activities of $59.5 million and proceeds from the Offering of $2.5 million.
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors —Risks Related to an Investment in Cole Real Estate Income Strategy (Daily NAV), Inc. — The U.S. Department of Labor has issued a final regulation revisiting the definition of ‘fiduciary’ and the scope of ‘investment advice’ under ERISA, which may have a negative impact on our ability to raise capital” on page 36 of the prospectus.

The proposed SEC standard of conduct for investment professionals could impact our ability to raise capital.

On April 18, 2018, the SEC proposed “Regulation Best Interest,” a new standard of conduct for broker-dealers under the Exchange Act that includes: (i) the requirement that broker-dealers refrain from putting the financial or other interests of the broker-dealer ahead of the retail customer, (ii) a new disclosure document, the consumer or client relationship summary, or Form CRS, which would require both investment advisers and broker-dealers to provide disclosure highlighting details about their services and fee structures and (iii) proposed interpretative guidance that would establish a federal fiduciary standard for investment advisers. The public comment period on Regulation Best Interest ended on August 7, 2018.
Proposed Regulation Best Interest is complex and may be subject to revision or withdrawal. Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding the impact that proposed Regulation Best Interest may have on purchasing and holding interests in our company.  Proposed Regulation Best Interest or any other legislation or regulations that may be introduced or become law in the future could have negative implications on our ability to raise capital from potential investors, including those investing through IRAs.
Selected Financial Data
The following data supersedes and replaces the section of our prospectus captioned “Selected Financial Data” on page 96 of the prospectus.

8

The following data should be read in conjunction with our condensed consolidated unaudited financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, which is attached as Annex A to this Supplement No. 6, and our audited consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which is incorporated by reference into the prospectus.
The selected financial data (in thousands, except share and per share amounts) presented below has been derived from our condensed consolidated unaudited financial statements as of and for the six months ended June 30, 2018 and our audited financial statements as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively.
Certain line items of the consolidated balance sheets as of December 31, 2015, 2014 and 2013 have been adjusted to reflect a correction based on an interpretative clarification regarding our industry’s accounting of the recognition of ongoing periodic fees, as discussed in “Note 2 — Correction of Prior Period Amounts” to our consolidated audited financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

	As of and for the six months ended June 30, 2018	As of and for the year ended December 31,
		2017	2016	2015	2014	2013
Balance Sheet Data:
Total real estate assets, net	$837,352	$671,426	$436,774	$257,583	$225,505	$102,796
Cash and cash equivalents	$1,957	$2,923	$4,671	$14,840	$4,489	$5,370
Total assets	$863,145	$699,463	$453,572	$281,502	$233,162	$109,883
Credit facility and notes payable, net	$379,113	$274,830	$159,143	$117,730	$119,530	$43,900
Redeemable common stock	$53,699	$47,024	$32,076	$17.967	$17,545	$6,982
Total liabilities	$424,392	$316,993	$185,486	$133,558	$130,578	$49,875
Stockholders’ equity	$384,281	$334,674	$235,224	$129,977	$90,039	$53,026
Operating Data:
Total revenues	$33,002	$48,146	$27,311	$19,109	$13,305	$5,089
Total operating expenses	$23,760	$37,508	$23,233	$13,444	$10,503	$4,679
Operating income	$9,242	$10,638	$4,078	$5,665	$2,802	$410
Net income (loss) attributable to the Company	$2,565	$312	$(1,292)	$7,327	$251	$(534)
Cash Flow Data:
Net cash provided by operating activities	$14,721	$19,311	$8,293	$8,234	$6,574	$1,650
Net cash used in investing activities	$(173,313)	$(253,937)	$(187,140)	$(36,009)	$(126,605)	$(70,976)
Net cash provided by financing activities	$157,718	$232,279	$169,160	$38,219	$119,070	$73,681
Per Common Share Data:
Class W Common Stock:
Net income (loss) attributable to the Company	$1,603	$242	$(952)	$6,025	$223	$(531)
Basic and diluted weighted average number of common shares outstanding	16,739,049	14,374,833	9,986,524	6,506,020	5,412,144	2,490,886
Basic and diluted net income (loss) per common share	$0.10	$0.02	$(0.10)	$0.93	$0.04	$(0.21)
Distributions declared per common share	$0.48	$0.98	$0.98	$0.98	$0.98	$0.94
Class A Common Stock:
Net income (loss) attributable to the Company	$866	$45	$(276)	$911	$19	$(1)
Basic and diluted weighted average number of common shares outstanding	9,640,614	6,590,846	2,713,815	986,216	413,621	3,607
Basic and diluted net income (loss) per common share	$0.09	$0.01	$(0.10)	$0.92	$0.05	$(0.18)
Distributions declared per common share	$0.48	$0.98	$0.98	$0.98	$0.98	$0.94
Class I Common Stock:
Net income (loss) attributable to the Company	$96	$25	$(64)	$391	$8	$(3)
Basic and diluted weighted average number of common shares outstanding	959,215	936,555	718,206	420,662	194,160	15,187
Basic and diluted net income (loss) per common share	$0.10	$0.03	$(0.09)	$0.93	$0.04	$(0.18)
Distributions declared per common share	$0.48	$0.98	$0.98	$0.98	$0.98	0.94

9

Historical NAV Per Share
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Historical NAV Per Share” beginning on page 103 of the prospectus.

The table below provides the components of our NAV, as determined by State Street, our independent fund accountant, and the computation of NAV per share for each share class as of June 30, 2018 and March 31, 2018. Our NAV per share for each share class is posted daily on our website at https://www.colenetlease.com/income-nav#summary. Our NAV is not prepared in accordance with GAAP. Stockholders should refer to our financial statements and accompanying footnotes which are incorporated by reference into the prospectus, for our net book value on a per share basis in accordance with GAAP, which is our stockholders’ equity divided by shares outstanding as of the date of measurement. Our NAV is calculated using a detailed set of valuation methodologies, as described under the heading “Valuation Policies” in the prospectus.(1) When the fair value of our assets and liabilities is calculated for the purposes of determining our NAV per share for each share class, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures.(2) Our NAV is not audited or reviewed by our independent registered public accounting firm.

	NAV as of
	June 30, 2018
	(unaudited)
	W Shares (3)	A Shares(3)	I Shares(3)	Consolidated
Newly Acquired Real Estate Properties (4)	$111,092,779	$66,704,474	$5,710,606	$183,507,859
Operating Real Estate Properties (5)	434,067,665	260,631,300	22,312,784	717,011,749
Total Real Estate Properties (6)	545,160,444	327,335,774	28,023,390	900,519,608
Real Estate Related Securities and Real Estate Related Assets	—	—	—	—
Acquisition Expenses and Deferred Financing Costs	6,668,957	4,004,304	342,811	11,016,072
Cash, Marketable Securities and Other Assets	5,288,067	3,175,164	271,827	8,735,058
Total Assets	557,117,468	334,515,242	28,638,028	920,270,738
Newly Incurred Debt (7)	36,323,059	21,809,793	1,867,148	60,000,000
Outstanding Debt (8)	190,749,047	114,533,231	9,805,251	315,087,529
Accrued Liabilities	4,961,806	2,979,264	255,056	8,196,126
Total Liabilities	232,033,912	139,322,288	11,927,455	383,283,655
NAV	$325,083,556	$195,192,954	$16,710,573	$536,987,083
Number of Shares of Common Stock Issued and Outstanding	17,774,819	10,820,115	903,552
NAV Per Share (9)	$18.29	$18.04	$18.49

	NAV as of
	March 31, 2018
	(unaudited)
	W Shares (3)	A Shares(3)	I Shares(3)	Consolidated
Newly Acquired Real Estate Properties (4)	$99,891,015	$56,328,031	$5,798,612	$162,017,658
Operating Real Estate Properties (5)	411,155,776	231,848,634	23,867,340	666,871,750
Total Real Estate Properties (6)	511,046,791	288,176,665	29,665,952	828,889,408
Real Estate Related Securities and Real Estate Related Assets	—	—	—	—
Acquisition Expenses and Deferred Financing Costs	6,877,146	3,877,988	399,214	11,154,348
Cash, Marketable Securities and Other Assets	6,832,048	3,852,557	396,596	11,081,201
Total Assets	524,755,985	295,907,210	30,461,762	851,124,957
Newly Incurred Debt (7)	21,270,768	11,994,477	1,234,755	34,500,000
Outstanding Debt (8)	193,787,156	109,275,583	11,249,225	314,311,964
Accrued Liabilities	4,321,480	2,436,861	250,859	7,009,200
Total Liabilities	219,379,404	123,706,921	12,734,839	355,821,164
NAV	$305,376,581	$172,200,289	$17,726,923	$495,303,793
Number of Shares of Common Stock Issued and Outstanding	16,601,096	9,479,957	953,485
NAV Per Share (9)	$18.39	$18.16	$18.59
________________

(1)
Our valuation policies, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are

10

certain factors which cause NAV to be different from net book value on a GAAP basis. For NAV purposes, our real estate properties and real estate related liabilities are valued by CBRE, our independent valuation expert, on a rolling quarterly basis once the asset or liability has been held for one full calendar quarter. CBRE does not prepare and is not responsible for our NAV or our daily NAV per share for each share class. For GAAP purposes, these assets and liabilities are generally recorded at depreciated or amortized cost. Other factors, including straight-lining of rent for GAAP purposes and the treatment of acquisition related expenses and organization and offering costs, will cause our GAAP net book value to be different from our NAV.

(2)
No rule or regulation mandates the manner for calculating NAV. While our NAV calculation methodologies are consistent with standard industry practices for valuing private real estate funds, they involve significant professional judgment in the application of both observable and unobservable attributes, and there is no established practice among publicly-offered REITs, listed or unlisted, for calculating NAV. As a result, our methodologies or assumptions may differ from other REITs’ methodologies or assumptions.

(3)
For presentation purposes and to demonstrate the calculation of the NAV per share for each class, the consolidated amount of each category of our assets and liabilities has been allocated to each share class based on the relative NAV of each class, as determined by State Street on June 30, 2018 and March 31, 2018. Additionally, share class specific assets and liabilities have been allocated in full to their applicable share class.

(4)
The consolidated amount represents the estimated value of our newly acquired real estate properties and capital expenditures, which are valued at cost until the investment has been held for one full calendar quarter following the quarter of acquisition, and thereafter will be valued by our independent valuation expert.

(5)
The consolidated amount represents the sum of the estimated values of each of our operating real estate properties, excluding newly acquired real estate properties which are valued at cost until the investment has been held for one full calendar quarter following the quarter of acquisition, contained in the individual property appraisal reports provided by CBRE. After a property valuation is performed by CBRE, it provides its appraisal report to us and to State Street, and State Street adds all the property values from all of the appraisal reports it has received from CBRE to arrive at the total estimated value of our operating real estate properties. CBRE does not prepare, and is not responsible for, our daily NAV per share for any share class or for calculating the total estimated value of our operating real estate properties.

(6)	The aggregate purchase price of total real estate properties was $877.7 million and $804.4 million, as of June 30, 2018 and March 31, 2018, respectively.

(7)
The consolidated amount represents the estimated value of our newly incurred real estate-related liabilities, which are valued at cost until the loan has been outstanding for one full calendar quarter following the quarter we enter into the loan, and thereafter will be valued by CBRE. This amount also includes amounts drawn on our line of credit subsequent to valuation by CBRE.

(8)
The consolidated amount represents the estimated value of our commercial real estate-related liabilities contained in the fair value analysis provided by CBRE. After a loan valuation is performed by CBRE, it provides its fair value analysis to us and State Street, which compiles the estimated value of our real estate-related liabilities. CBRE does not prepare, and is not responsible for, our daily NAV per share for any share class or for calculating the total estimated value of our debt. The June 30, 2018 loan valuations prepared by CBRE concluded the value of our loans to have a fair value which was estimated to be less than book value by $7.1 million.

(9)
See “Risk Factors” in the prospectus for the limitations and risks associated with our NAV per share for each share class, including the risk that the components of NAV and the methodologies used by us and State Street in the discharge of our or their respective responsibilities in connection with it may differ from those used by other companies now or in the future.

In the preparation of individual appraisal reports, CBRE primarily applied an income capitalization approach and relied on modeling assumptions to estimate the value of our operating real estate properties. Key assumptions, as of June 30, 2018, which vary from property to property, market to market and period to period, include capitalization rates (ranging from 5.50% to 9.00%), annual market rent growth rates (ranging from 0.00% to 3.00%) and holding periods (ranging from 10.00 to 11.00 years). Changes in these assumptions would impact the calculation of the value of our real estate assets.  For example, assuming all other factors remain unchanged, our advisor has calculated that an increase in the implied capitalization rate of 0.25% would cause the total estimated value of our operating real estate properties to decrease by $25.4 million in the aggregate as of June 30, 2018 and a reduction in the implied capitalization rate of 0.25% would cause the total estimated value of our operating real estate properties to increase by $27.3 million in the aggregate as of June 30, 2018. This is only a mathematical illustration and is not intended to qualify the values reflected above. See “Risk Factors” and “Valuation Policies” in the prospectus for a discussion on the limitations and risks associated with the utilization of judgments and assumptions in valuing our operating real estate properties.

11

The following table provides our NAV per share for each quarter following the commencement of our operations for each of our classes of common stock:

	NAV Per Share
Date	W Shares	A Shares	I Shares
12/31/2011	$14.99	*	*
3/31/2012	$15.00	*	*
6/30/2012	$15.75	*	*
9/30/2012	$15.82	*	*
12/31/2012	$16.11	*	*
3/31/2013	$16.31	*	*
6/30/2013	$16.56	*	*
9/30/2013	$16.71	*	*
12/31/2013	$16.84	$16.83	$16.85
3/31/2014	$16.99	$16.97	$17.01
6/30/2014	$17.07	$17.04	$17.10
9/30/2014	$17.10	$17.05	$17.14
12/31/2014	$17.51	$17.45	$17.55
3/31/2015	$18.08	$18.07	$18.15
6/30/2015	$18.18	$18.16	$18.25
9/30/2015	$18.16	$18.12	$18.23
12/31/2015	$18.24	$18.17	$18.31
3/31/2016	$18.28	$18.19	$18.37
6/30/2016	$18.31	$18.21	$18.42
9/30/2016	$18.25	$18.13	$18.37
12/31/2016	$18.15	$18.01	$18.29
3/31/2017	$18.08	$17.91	$18.22
6/30/2017	$18.14	$17.95	$18.30
9/30/2017	$18.13	$17.92	$18.30
12/31/2017	$18.37	$18.15	$18.55
3/31/2018	$18.39	$18.16	$18.59
6/30/2018	$18.29	$18.04	$18.49
________________
* Not available. A Shares and I Shares were not available prior to August 26, 2013, and we did not issue any A Shares or I Shares as of September 30, 2013.

Management
The following information supersedes and replaces the second paragraph of the section of our prospectus captioned “Management — Committees of Our Board of Directors” beginning on page 108 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Our board of directors has established an audit committee, which consists of George N. Fugelsang, W. Brian Kretzmer and Roger D. Snell, all of whom are independent directors. Mr. Snell serves as the chairman of our audit committee. The audit committee, by approval of at least a majority of its members, will select the independent registered public accounting firm to audit our annual financial statements, review with the independent registered public accounting firm the plans and results of the audit engagement, approve the audit and non-audit services provided by the independent registered public accounting firm, review the independence of the independent registered public accounting firm, consider the range of audit and non-audit fees and review the adequacy of our internal accounting controls. Our board of directors has adopted a charter for the audit committee that sets forth its specific functions and responsibilities.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management — Committees of Our Board of Directors” beginning on page 108 of the prospectus.
Our board of directors has established a Nominating and Corporate Governance Committee consisting of George N. Fugelsang, Richard J. Lehmann and Richard S. Ressler. Mr. Lehmann serves as chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for establishing the criteria for

12

selection of directors to serve on the board of directors, evaluating the candidacy of prospective directors, recommending candidates to the board of directors to be nominated for election as a director by stockholders or to fill any vacancies on the board, reviewing governance documents and policies including our Code of Ethics for Principal Executive Officer and Senior Financial Officers and Code of Ethics for Independent Directors, and advising and making recommendations to the board of directors on corporate governance matters and all matters pertaining to the role of the board of directors and the practices and performance of our directors. The board of directors has adopted a charter for the Nominating and Corporate Governance Committee that sets forth its specific functions and responsibilities.
Our board of directors has established a Valuation, Compensation and Affiliate Transactions committee that is comprised of all of our independent directors, namely George N. Fugelsang, W. Brian Kretzmer, Richard J. Lehmann and Roger D. Snell. Mr. Fugelsang serves as chairman of the Valuation, Compensation and Affiliate Transactions Committee. The Valuation, Compensation and Affiliate Transactions Committee, by the approval of at least a majority of its members, is primarily responsible for:

•
assisting the board of directors in satisfying its obligations with respect to matters related to our NAV, including periodic review of our valuation policies, engagement and oversight of third-party valuation experts, compliance with all SEC, FINRA, charter and policy requirements related to the NAV;

•
review and oversight of compensation and benefits matters pertaining to our directors and, if applicable, executive officers, including equity compensation matters, plans and agreements, regulatory compliance, and disclosures pertaining to any such compensation and benefits. We currently have no employees and do not compensate our executive officers; and

•
considering matters requiring review and approval by the independent directors under our charter and investment policies, including the compensation and performance of our advisor; any amendments, renewals, extensions or other changes to the advisory agreement or dealer manager agreement; or any other transaction between us or our affiliates, on the one hand, and our advisor or its affiliates, on the other hand.

The board of directors has adopted a charter for the Valuation, Compensation and Affiliate Transactions committee that sets forth its specific functions and responsibilities.
The following information supersedes and replaces the section of our prospectus captioned “Management — Compensation of Directors” beginning on page 109 of the prospectus, and all similar discussions appearing throughout the prospectus are hereby superseded, replaced or supplemented, as appropriate.
Compensation of Directors
We pay to each of our independent directors a retainer of $50,000 per year, plus an additional retainer of $7,500 to the chairman of the audit committee and $10,000 to the non-executive chairman of the board of directors. We also pay $2,000 for each meeting of our board of directors or committee thereof the director attends in person ($2,500 for the attendance in person by the chairperson of the audit committee at each meeting of the audit committee) and $250 for each meeting the director attends by telephone. In the event there is a meeting of the board of directors and one or more committees thereof in a single day, the fees paid to each director will be limited to $2,500 per day ($3,000 per day for the chairperson of the audit committee if there is a meeting of such committee).
Beginning in October 2018, we will pay to each of our independent directors an annual retainer of $90,000, plus an additional annual retainer of $15,000 for service on each committee of our board of directors on which they serve (except that the chair of each committee will be paid $25,000 annually for service as the chair of such committee). On an annual basis, 75% of the compensation will be paid in cash and the remaining 25% will be paid in the form of an annual grant of restricted W Shares based on the then-current per share NAV of such shares at the time of grant. Restricted stock grants will generally vest one year from the date of the grant. All directors are additionally reimbursed for reasonable out-of-pocket expenses incurred in attending board and committee meetings (including, but not limited to, airfare, hotel and food). Independent directors are not reimbursed by us, our sponsor, our advisor or any of their affiliates for spouses’ expenses to attend events to which spouses are invited. If a non-independent director is also an employee of our company or our advisor or their affiliates, we will not pay compensation for services rendered as a director. We do not compensate Messrs. Ressler or Rufrano for their service to us as members of our board of directors.

13

The following information supersedes and replaces the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 109 of the prospectus, and all similar discussions appearing throughout the prospectus are hereby superseded, replaced or supplemented, as appropriate.
Executive Officers and Directors
Richard S. Ressler serves as the chairman of our board of directors, chief executive officer and president, and Nathan D. DeBacker serves as our chief financial officer and treasurer. We do not directly compensate Messrs. Ressler or DeBacker for their service as executive officers, or, in the case of Mr. Ressler, for his service as a director, of our company, nor do we reimburse our advisor or any affiliate of our advisor for their salaries or benefits. Jeffrey R. Smith serves as our vice president of accounting and principal accounting officer. We do not directly compensate Mr. Smith for his services as a non-executive officer of our company, nor do we reimburse our advisor or any affiliate of our advisor for his salary or benefits. We have provided below certain information about these three officers and our directors.

Name	Age*	Position(s)
Richard S. Ressler	60	Chairman of the board of directors, chief executive officer and president
Nathan D. DeBacker	38	Chief financial officer and treasurer
Jeffrey R. Smith	35	Vice president of accounting and principal accounting officer**
George N. Fugelsang	78	Independent director
Richard J. Lehmann	74	Independent director
Roger D. Snell	62	Independent director
W. Brian Kretzmer	65	Independent director
Glenn J. Rufrano	68	Director
____________________________________
* As of August 6, 2018.
** Non-executive officer.
Richard S. Ressler has served as our chief executive officer, president and as one of our directors since February 2018. In August 2018, Mr. Ressler was appointed as chairman of the board of directors and as a member of the nominating and corporate governance committee of the board of directors. Mr. Ressler also has served as vice president of Cole Income NAV Strategy Advisors since February 2018. In addition, Mr. Ressler serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCPT IV and CCIT III	Chief executive officer, president and director	February 2018 – Present
	Chairman of the board of directors	August 2018 – Present
Cole Corporate Income Advisors II, LLC (“CCI II Advisors”); Cole Corporate Income Advisors III, LLC (“CCI III Advisors”); Cole REIT Advisors IV, LLC (“CCPT IV Advisors”); Cole REIT Advisors V, LLC (“CCPT V Advisors”); CREI Advisors; and CCO Group, LLC
	Vice president	February 2018 – Present
Mr. Ressler is the founder and President of Orchard Capital Corp. (“Orchard Capital”), a firm through which Mr. Ressler oversees companies in which Orchard Capital or its affiliates invest. Through his affiliation with Orchard Capital, Mr. Ressler serves in various senior capacities with, among others, CIM, Orchard First Source Asset Management (together with its controlled affiliates, “OFSAM”), a full-service provider of capital and leveraged finance solutions to U.S. corporations, and OCV Management, LLC (“OCV”), an investor, owner and operator of technology companies. Mr. Ressler also serves as a board member for various public and private companies in which Orchard Capital or its affiliates invest, including as chairman of j2 Global, Inc. (NASDAQ: JCOM), director of Presbia PLC (NASDAQ: LENS), and chairman of CIM Commercial Trust Corporation (NASDAQ: CMCT). Mr. Ressler served as Chairman and CEO of JCOM from 1997 to 2000 and, through an agreement with Orchard Capital, currently serves as its non-executive Chairman. Mr. Ressler has served as a director of LENS since January 2015 and as chairman of CMCT since March 2014. Mr. Ressler co-founded CIM in 1994 and, through an agreement with Orchard Capital, chairs its executive, investment, allocation and asset management committees and serves on its credit committee. CIM Investment Advisors, LLC, an affiliate of CIM, is registered with the SEC as a registered investment adviser. Mr. Ressler co-founded the predecessor of OFSAM in 2001 and, through an agreement with Orchard Capital, chairs its executive committee. OFS Capital Management, LLC, an affiliate of OFSAM, is registered with the SEC as a registered investment adviser. Mr. Ressler co-founded OCV in 2016 and, through an agreement with Orchard Capital, chairs its executive committee. OCV is a relying adviser of OFS Capital Management, LLC. Prior to founding Orchard Capital, from 1988 until 1994, Mr. Ressler served as Vice Chairman of Brooke Group Limited, the predecessor of Vector Group, Ltd. (NYSE: VGR) and

14

served in various executive capacities at VGR and its subsidiaries. Prior to VGR, Mr. Ressler was with Drexel Burnham Lambert, Inc., where he focused on merger and acquisition transactions and the financing needs of middle-market companies. Mr. Ressler began his career in 1983 with Cravath, Swaine and Moore, working on public offerings, private placements, and merger and acquisition transactions. Mr. Ressler holds a B.A. from Brown University, and J.D. and M.B.A. degrees from Columbia University. Mr. Ressler was selected to serve as a director because of his extensive real estate, business management and finance experience and expertise, in addition to his leadership roles at CMCT and its affiliates, all of which are expected to bring valuable insight to the board of directors.
Nathan D. DeBacker has served as our chief financial officer and treasurer since August 2016, and as vice president of Cole Income NAV Strategy Advisors since February 2018. In addition, Mr. DeBacker also serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCPT IV; CCPT V; CCIT II; CCIT III	Chief financial officer and treasurer	August 2016 – Present
CR IV Advisors; CR V Advisors; CCI II Advisors; CCI III Advisors; Cole Income NAV Strategy Advisors; CCO Group, LLC; and CREI Advisors, LLC	Vice president	February 2018 – Present
CCO Capital	Chief financial officer	February 2018 – Present
From August 2016 to February 2018, Mr. DeBacker served as senior vice president and chief financial officer, Cole REITs, of VEREIT. Mr. DeBacker was the principal at CFO Financial Services, LLC, a certified public accounting firm that provided accounting, payroll, tax, forecasting and planning, business valuation and investment advisory services to individuals and business organizations, from May 2014 until August 2016 and sold his ownership interest in the assets of CFO Financial Services, LLC in March 2017. He did not manage or otherwise provide any services with respect to any client accounts for CFO Financial Services, LLC from the time that he joined VEREIT in August 2016 until the sale of his ownership interest in the assets of CFO Financial Services, LLC was finalized. Mr. DeBacker was also registered as an investment adviser representative with Archer Investment Corporation, an investment advisory firm that partners with accountants and CPAs to provide investment management solutions for their clients, from November 2015 until August 2016. From December 2005 until May 2014, Mr. DeBacker worked at Cole Capital, the predecessor to CCO Group, and, following the merger with VEREIT, most recently served as vice president of real estate planning and analysis. From 2002 until 2005, Mr. DeBacker worked as an auditor for the independent public accounting firm of Ernst & Young LLP. Mr. DeBacker earned his bachelor’s degree in accounting from the University of Arizona and is a Certified Public Accountant in Arizona.
Jeffrey R. Smith has served as our vice president of accounting and principal accounting officer since June 2017. Mr. Smith also serves in the following positions for certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCPT IV, CCIT II, CCIT III, CCPT V	Vice president of accounting and principal accounting officer *	June 2017 – Present
______________________

*	Non-executive officer
Prior to his appointment, Mr. Smith served as director of accounting of VEREIT from June 2016 until June 2017. From September 2008 until joining VEREIT in June 2016, Mr. Smith worked as an auditor for the independent public accounting firm of KPMG LLP. Mr. Smith earned his master’s degree in accounting from Brigham Young University and is a Certified Public Accountant.
Each of our executive and non-executive officers has stated that there is no arrangement or understanding of any kind between him or her and any other person relating to his or her appointment as an executive or non-executive officer.
We do not compensate Mr. Smith for his services as a non-executive officer of our company.

15

George N. Fugelsang has served as one of our independent directors since September 2011, and as the chairman of the valuation, compensation and affiliate transactions committee of our board of directors and as a member of the nominating and corporate governance committee of our board of directors since August 2018. Mr. Fugelsang previously served as non-executive chairman of our board of directors from June 2015 to August 2018. Mr. Fugelsang served as a member of the board of directors, audit committee and compensation committee of CCPT II from May 2010, June 2010 and May 2011, respectively, until CCPT II’s merger with Spirit Realty Capital, Inc. in July 2013. From 1994 through 2001, Mr. Fugelsang was chief executive officer of Dresdner Kleinwort Benson North America, the U.S.-based investment banking business of Dresdner Bank AG, where he was responsible for all of Dresdner Bank AG’s activities in North America. From 1996 until 2001, Mr. Fugelsang was also chairman of the board of Dresdner Bank Mexico, S.A., chairman of the board of Dresdner Bank Canada and a member of the board of directors of Dresdner RCM Global Investors LLC. Mr. Fugelsang served on the board of managers of Mrs. Fields Famous Brands, LLC from May 2004 until July 2008. Mr. Fugelsang also served on the boards of trustees of the Institute of International Bankers and the Thunderbird School of Global Management, and as a member of the board of directors of Advanced Research Technologies of Montreal, Canada. He was also a member of the board of the New York City Partnership, the German American Chamber of Commerce, Inc., and a director of the Foreign Policy Association in New York. Mr. Fugelsang formerly served on the advisory board of the Monterey Institute of International Studies, an affiliate of Middlebury College. Mr. Fugelsang was selected to serve as a director because of his experience as the chief executive officer of an investment bank, his extensive financing experience and his general business accomplishments, all of which are expected to bring valuable insight to the board of directors.
Richard J. Lehmann has served as one of our independent directors since January 2012, and as the chairman of the nominating and corporate governance committee of our board of directors and as a member of the valuation, compensation and affiliate transactions committee of our board of directors since August 2018. He has served as the founding principal of The Biltmore Bank of Arizona since 2002, and previously served as chairman of Bank Capital Corporation, its former holding company, from 2002 until 2014. In 2014, The Biltmore Bank of Arizona was sold to Grandpoint Capital, Inc., a bank holding company headquartered in California. Mr. Lehmann serves on the board of directors of Grandpoint Capital. Mr. Lehmann began his banking career with Citibank in 1969. When he left Citibank in 1988 he was senior corporate officer for Europe, Middle East and Africa. In 1988, he became chairman and chief executive officer of Valley National Bank of Arizona and served in that capacity until the bank was sold to Banc One Corporation in 1993. Mr. Lehmann remained with the combined company and was appointed president and chief operating officer of Banc One and as a member of its board of directors in 1995. Following the merger of Banc One with First Chicago NBD Corporation to form Bank One Corporation in 1998, Mr. Lehmann served as vice chairman of the combined entity with responsibility for all consumer banking activities until his retirement on December 31, 1999. Mr. Lehmann also serves on the boards of directors and the compensation committee of Knight Transportation, Inc. and as director and chairman of the finance and investments committee of the TGen Foundation. He previously served on the boards of eFunds Corporation, iCrossing, Inc., Moore Corporation, and the Thunderbird School of Global Management. Prior civic activities include board participation with the Phoenix Art Museum, Ohio State University Hospital, Greater Phoenix Leadership, United Way of Greater Phoenix (campaign Chairman), and The Nature Conservancy of Arizona. Mr. Lehmann received an MBA and B.A. from the University of Washington. Mr. Lehmann was selected to serve as a director because of his experience as a financial services industry executive, with strong leadership, finance and global experience, all of which are expected to bring valuable insight to the board of directors.
Roger D. Snell has served as one of our independent directors since September 2011, and as a member of the valuation, compensation and affiliate transactions committee of our board of directors since August 2018. Mr. Snell has been chief investment officer of Veritas Investments, a multi-family real estate investment firm, since January 2012. From February 2003 until June 2012, Mr. Snell was the managing director of SIP Investment Partners, a commercial real estate investment firm. From February 1997 to June 2002, Mr. Snell was president and chief executive officer of Peregrine Real Estate Investment Trust, a publicly-traded commercial real estate and hotel property REIT that was reorganized into a private company named WinShip Properties. Prior to joining Peregrine, Mr. Snell was managing director of Snell & Co., LLC, an investment advisory firm, in 1996, and president and chief executive officer of Perini Investment Properties, a publicly traded REIT focusing on commercial real estate and hotel properties (later renamed Pacific Gateway Properties), from January 1993 to January 1996. Prior to joining Perini, Mr. Snell held various leadership positions in other commercial real estate investment and development companies. Mr. Snell received an MBA from Harvard Business School and a B.S. degree from the University of California, Berkeley. Mr. Snell was selected to serve as a director because of his experience as a real estate industry executive with executive investment, capital markets and portfolio management expertise, all of which are expected to bring valuable insight to the board of directors.
W. Brian Kretzmer has served as an independent director of our company since February 2018, and as a member of the audit committee of our board of directors and as a member of the valuation, compensation and affiliate transactions committee of our board of directors since August 2018. In addition, Mr. Kretzmer serves in the following positions for certain other

16

programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCPT IV and CCIT III	Independent director	February 2018 – Present
Mr. Kretzmer currently operates his own consultancy practice and is an investor in several private firms where he serves in multiple capacities. From 1999 to 2006, Mr. Kretzmer was Chief Executive Officer of MAI Systems Corporation (which operated principally through its subsidiary Hotel Information Systems), a provider of enterprise management solutions for lodging organizations. He also served as Chief Financial Officer of MAI Systems Corporation from 1993 to 1996 and 1999 to 2000. Mr. Kretzmer is a thirty-year veteran in technology industries. Mr. Kretzmer has also served as a director of j2 Global, Inc. since July 2007. Mr. Kretzmer holds a B.A. from Montclair State University and an M.B.A. from Farleigh Dickinson University. Mr. Kretzmer was selected to serve as a director because of his extensive operational and financial perspective and accounting expertise, in addition to his leadership roles at MAI Systems Corporation, all of which are expected to bring valuable insight to the board of directors.
Glenn J. Rufrano has served as one of our directors since June 2015. Mr. Rufrano served as our chief executive officer and president from June 2015 to February 2018. He served as chief executive officer and president of Cole Income NAV Strategy Advisors from June 2015 until February 2018. In addition, Mr. Rufrano serves or served in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCIT II; CCPT V; CCIT III	Director	June 2015 — Present
CCPT IV	Director	June 2016 — February 2018
CCI II Advisors; CCPT V Advisors; and CCI III Advisors	Chief executive officer and president	June 2016 — February 2018
CCO Capital	Director	June 2016 — February 2018
CCO Group, LLC	Chief executive officer and director	June 2016 — February 2018
Since April 2015, Mr. Rufrano has served as the chief executive officer and a director of VEREIT, which provides services to CCO Group and to us and the other Cole REITs under the Services Agreement. Prior to joining VEREIT, he served as chairman and chief executive officer of O’Connor Capital Partners, a privately-owned, independent real estate investment, development and management firm that he co-founded, from November 2013 through March 2015, and as president and chief executive officer and a member of the board of directors of Cushman & Wakefield, Inc., a privately-held commercial property and real estate services company, from March 2010 to June 2013. From January 2008 through February 2010, Mr. Rufrano served as chief executive officer of Centro Properties Group, an Australian-based shopping center company, and, from April 2007 through January 2008, served as chief executive officer of Centro Properties Group U.S. From 2000 until its acquisition by Centro Properties Group in April 2007, Mr. Rufrano served as chief executive officer and a director of New Plan Excel Realty Trust, a commercial retail REIT. He presently serves on the Board of New York University’s Real Estate Institute and the National Association of Real Estate Investment Trusts Advisory Board of Governors. Mr. Rufrano previously served as a director for Ventas, Inc., a publicly traded senior housing and healthcare REIT, from June 2010 to May 2018, and as a director of Columbia Property Trust, Inc., a publicly traded commercial real estate REIT, from January 2015 until March 2015. Mr. Rufrano received his Bachelor’s degree in Business Administration from Rutgers University and his Masters of Science degree in Management and Real Estate from Florida International University. Mr. Rufrano was selected to serve as a director because of his extensive real estate and capital markets experience and investment expertise, all of which are expected to bring valuable insight to our board of directors.

17

Compensation, Fees and Reimbursements Paid or Payable to Our Advisor and Its Affiliates as of June 30, 2018
The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Compensation” beginning on page 121 of the prospectus.
We incurred commissions, fees and expense reimbursements as shown in the table below for services provided by our advisor and its affiliates during the periods indicated (in thousands):

	Six Months Ended	Year Ended
	June 30, 2018	December 31, 2017
Selling commissions	$1,403	$2,964
Distribution fee (1)	$433	$592
Dealer manager fees (1)	$1,336	$2,128
Organization and offering expense reimbursement	$683	$1,400
Acquisition expense reimbursement	$1,233	$1,594
Advisory fee	$2,660	$4,263
Operating expense reimbursement	$1,339	$2,740
Performance fee	$—	$647
____________________________________
(1) Amounts are calculated for the respective period in accordance with the dealer manager agreement and exclude the estimated liability for the future dealer manager and distribution fees payable to CCO Capital of $22.1 million and $22.0 million as of June 30, 2018 and December 31, 2017.
All organization and offering expenses associated with the sale of our common stock (excluding selling commissions, the distribution fee and the dealer manager fee) are paid by our advisor or its affiliates and can be reimbursed by us up to 0.75% of the aggregate gross offering proceeds, excluding selling commissions charged on A Shares sold in the primary offering. As of June 30, 2018, our advisor or its affiliates had paid organization and offering costs in excess of the 0.75% limitation in connection with our offering. These excess costs were not included in our financial statements because such costs were not a liability of the Company as they exceeded 0.75% of gross proceeds from our offering. As we raise additional proceeds from our offering, these excess costs may become payable.
As of June 30, 2018 and December 31, 2017, $24.1 million and $22.0 million, respectively, was due to Cole Income NAV Strategy Advisors and its affiliates primarily related to the estimated liability for current and future dealer manager and distribution fees, advisory fees, and the reimbursement of organization and offering expenses.
Distributions and Share Redemptions
The following information supplements, and should be read in conjunction with, the section in our prospectus captioned “Description of Capital Stock — Distributions” beginning on page 154 of the prospectus.
Our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.002678083 per share for stockholders of record as of the close of business on each day of the period commencing on January 1, 2018 and ending on December 31, 2018. The daily distribution amount for each class of outstanding common stock is adjusted based on the relative NAV of the various classes each day so that, from day to day, distributions constitute a uniform percentage of the NAV per share of all classes. As a result, from day to day, the per share daily distribution for each outstanding class of common stock may be higher or lower than the daily distribution amount authorized by our board of directors based on the relative NAV of each class of common stock on that day. As of June 30, 2018 we had distributions payable of $2.3 million.

18

As of June 30, 2018, cumulative since inception, we have declared $64.3 million of distributions and we have paid $62.0 million, of which $33.0 million was paid in cash and $29.0 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. Our net income was $8.2 million and $2.6 million as of June 30, 2018, cumulative since inception, and for the six months ended June 30, 2018, respectively, and our net income was $347,000 for the year ended December 31, 2017. The following table presents distributions and the source of distributions for the periods indicated below (dollars in thousands):

	Six Months Ended June 30, 2018		Year Ended December 31, 2017		As of June 30, 2018, Cumulative Since Inception
	Amount	Percent	Amount	Percent	Amount	Percent
Distributions paid in cash	$6,625	51%	$10,448	50%	$33,003	53%
Distributions reinvested	6,416	49%	10,289	50%	28,985	47%
Total distributions	$13,041	100%	$20,737	100%	$61,988	100%

Source of distributions:
Net cash provided by operating activities	$13,041	100%	$19,311	93%	$59,458	96%
Proceeds from issuance of common stock	—	—%	1,426	7%	2,530	4%
Total sources	$13,041	100%	$20,737	100%	$61,988	100%

Net cash provided by operating activities for the six months ended June 30, 2018, the year ended December 31, 2017, and as of June 30, 2018, cumulative since inception, was $14.7 million, $19.3 million and $59.5 million, respectively, and in each case reflected a reduction for real estate acquisition-related expenses incurred of approximately $1.3 million, $2.2 million and $10.3 million, respectively, in accordance with GAAP. Prior to the adoption of ASU 2017-01 in April 2017, as set forth in the “Estimated Use of Proceeds” section of the prospectus, we treated our real estate acquisition-related fees and expenses as funded by proceeds from the Offering, including proceeds from the distribution reinvestment plan. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions as of June 30, 2018, cumulative since inception, includes the amount by which real estate acquisition-related fees and expenses have reduced net cash flows from operating activities. As of June 30, 2018, cumulative since inception, our distributions, including shares issued pursuant to the distribution reinvestment plan, were funded by cash flows from operating activities of $59.5 million and proceeds from the Offering of $2.5 million.
The following information supplements, and should be read in conjunction with, the section in our prospectus captioned “Share Purchases and Redemptions — Redemption Plan” beginning on page 191 of the prospectus.
As of June 30, 2018, cumulative since inception, we had received redemption requests for and redeemed approximately 5.0 million W Shares, 763,000 A Shares, and 414,000 I Shares of common stock for $90.4 million, $13.7 million, and $7.6 million, respectively.
Inclusion of Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 as Annex A
On August 13, 2018, we filed with the SEC the Form 10-Q, which is attached (excluding the exhibits thereto) as Annex A to this Supplement No. 6.

19

Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________
Form 10-Q
_________________________________________

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number 000-55187
__________________________________________
COLE REAL ESTATE INCOME STRATEGY
(DAILY NAV), INC.
(Exact name of registrant as specified in its charter)
__________________________________________

Maryland	27-3147801
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2325 East Camelback Road, 10th Floor Phoenix, Arizona 85016	(602) 778-8700
(Address of principal executive offices; zip code)	(Registrant’s telephone number, including area code)
Not Applicable
(Former name, former address and former fiscal year, if changed since last report)
 ________________________________________________________________________
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer (Do not check if a smaller reporting company)	☒

Smaller reporting company	☐	Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒
As of August 6, 2018, there were approximately 18.1 million shares of Wrap Class common stock, approximately 11.2 million shares of Advisor Class common stock and approximately 1.1 million shares of Institutional Class common stock, par value $0.01 each, of Cole Real Estate Income Strategy (Daily NAV), Inc. outstanding.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.

PART I - FINANCIAL INFORMATION

Item 1.	Financial Statements
COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts) (Unaudited)

	June 30, 2018	December 31, 2017
ASSETS
Real estate assets:
Land	$146,479	$129,344
Buildings and improvements	624,692	488,741
Intangible lease assets	119,479	93,891
Total real estate assets, at cost	890,650	711,976
Less: accumulated depreciation and amortization	(53,298)	(40,550)
Total real estate assets, net	837,352	671,426
Investment in marketable securities	5,355	5,496
Total real estate assets and marketable securities, net	842,707	676,922
Cash and cash equivalents	1,957	2,923
Restricted cash	93	1
Rents and tenant receivables, net	8,738	7,377
Derivative assets, property escrow deposits, prepaid expenses and other assets	5,539	2,731
Deferred costs, net	1,203	1,359
Due from affiliates	—	100
Assets held for sale	2,908	8,050
Total assets	$863,145	$699,463
LIABILITIES AND EQUITY
Credit facility and notes payable, net	$379,113	$274,830
Accrued expenses and accounts payable	3,981	3,374
Due to affiliates	24,071	21,980
Intangible lease liabilities, net	12,917	12,753
Distributions payable	2,341	2,126
Deferred rental income and other liabilities	1,969	1,930
Total liabilities	424,392	316,993
Commitments and contingencies
Redeemable common stock	53,699	47,024
STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
W Shares common stock, $0.01 par value; 164,000,000 shares authorized, 17,774,819 and 15,837,102 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively	178	158
A Shares common stock, $0.01 par value; 163,000,000 shares authorized, 10,820,114 and 8,793,223 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively	108	88
I Shares common stock, $0.01 par value; 163,000,000 shares authorized, 903,552 and 1,065,232 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively	9	11
Capital in excess of par value	435,516	378,266
Accumulated distributions in excess of earnings	(56,234)	(45,506)
Accumulated other comprehensive income	4,704	1,657
Total stockholders’ equity	384,281	334,674
Non-controlling interests	773	772
Total equity	$385,054	$335,446
Total liabilities, redeemable common stock, and equity	$863,145	$699,463

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Revenues:
Rental income	$15,893	$10,159	$29,703	$19,366
Tenant reimbursement income	1,843	938	3,236	1,727
Interest income on marketable securities	32	29	63	59
Total revenues	17,768	11,126	33,002	21,152
Operating expenses:
General and administrative	1,891	1,387	3,456	3,138
Property operating	694	393	1,248	683
Real estate tax	1,327	728	2,339	1,321
Advisory fees and expenses	1,425	1,012	2,660	1,935
Acquisition-related	713	447	1,282	1,296
Depreciation and amortization	6,843	4,415	12,775	8,085
Total operating expenses	12,893	8,382	23,760	16,458
Operating income	4,875	2,744	9,242	4,694
Other expense:
Interest expense and other, net	(3,590)	(2,220)	(6,587)	(4,247)
Income before real estate dispositions	1,285	524	2,655	447
Gain (loss) on disposition of real estate, net	136	—	(73)	—
Net income	1,421	524	2,582	447
Net income allocated to noncontrolling interest	8	9	17	18
Net income attributable to the Company	$1,413	$515	$2,565	$429

Class W Common Stock:
Net income attributable to the Company	$880	$362	$1,603	$308
Basic and diluted weighted average number of common shares outstanding	17,252,804	14,000,038	16,739,049	13,526,864
Basic and diluted net income per common share	$0.05	$0.03	$0.10	$0.02
Distributions declared per common share	$0.24	$0.24	$0.48	$0.48

Class A Common Stock:
Net income attributable to the Company	$484	$129	$866	$99
Basic and diluted weighted average number of common shares outstanding	10,133,191	5,908,140	9,640,614	5,384,545
Basic and diluted net income per common share	$0.05	$0.02	$0.09	$0.02
Distributions declared per common share	$0.24	$0.24	$0.48	$0.48

Class I Common Stock:
Net income attributable to the Company	$49	$24	$96	$22
Basic and diluted weighted average number of common shares outstanding	908,512	857,535	959,215	829,775
Basic and diluted net income per common share	$0.05	$0.03	$0.10	$0.03
Distributions declared per common share	$0.24	$0.24	$0.48	$0.48
The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands) (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net income	$1,421	$524	$2,582	$447
Other comprehensive income (loss)
Unrealized holding (loss) gain on marketable securities	(20)	42	(112)	52
Reclassification adjustment for (gain) loss included in income as other expense	—	(2)	1	—
Unrealized gain (loss) on interest rate swaps	948	(290)	3,120	(191)
Amount of (gain) loss reclassified from other comprehensive income into income as interest expense and other, net	(76)	113	1	262
Total other comprehensive income (loss)	852	(137)	3,010	123

Comprehensive income	2,273	387	5,592	570
Comprehensive income allocated to noncontrolling interest	8	9	17	18
Comprehensive income attributable to the Company	$2,265	$378	$5,575	$552
The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share amounts) (Unaudited)

	W Shares Common Stock		A Shares Common Stock		I Shares Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Non- Controlling Interests	Total Equity
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value
Balance, January 1, 2018	15,837,102	$158	8,793,223	$88	1,065,232	$11	$378,266	$(45,506)	$1,657	$334,674	$772	$335,446
Cumulative effect of accounting changes	—	—	—	—	—	—	—	(37)	37	—	—	—
Issuance of common stock	2,682,635	27	2,300,847	23	10,382	—	92,474	—	—	92,524	—	92,524
Distributions declared	—	—	—	—	—	—	—	(13,256)	—	(13,256)	—	(13,256)
Commissions, dealer manager and distribution fees	—	—	—	—	—	—	(6,089)	—	—	(6,089)	—	(6,089)
Other offering costs	—	—	—	—	—	—	(683)	—	—	(683)	—	(683)
Redemptions of common stock	(744,918)	(7)	(273,956)	(3)	(172,062)	(2)	(21,777)	—	—	(21,789)	—	(21,789)
Changes in redeemable common stock	—	—	—	—	—	—	(6,675)	—	—	(6,675)	—	(6,675)
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(16)	(16)
Comprehensive income	—	—	—	—	—	—	—	2,565	3,010	5,575	17	5,592
Balance as of June 30, 2018	17,774,819	$178	10,820,114	$108	903,552	$9	$435,516	$(56,234)	$4,704	$384,281	$773	$385,054

	W Shares Common Stock		A Shares Common Stock		I Shares Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity	Non- Controlling Interests	Total Equity
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value
Balance, January 1, 2017	12,461,616	$125	4,449,352	$45	788,270	$8	$259,817	$(24,399)	$(372)	$235,224	$786	$236,010
Issuance of common stock	2,738,423	26	2,241,261	22	65,879	1	92,396	—		92,445	—	92,445
Conversion of shares	(55,096)	—	—	—	54,673	—	—	—		—	—	—
Distributions declared	—	—	—	—	—	—	—	(9,572)		(9,572)	—	(9,572)
Commissions, dealer manager and distribution fees	—	—	—	—	—	—	(6,029)	—		(6,029)	—	(6,029)
Other offering costs	—	—	—	—	—	—	(682)	—		(682)	—	(682)
Redemptions of common stock	(629,694)	(6)	(65,629)	(1)	(52,163)	—	(13,498)	—		(13,505)	—	(13,505)
Changes in redeemable common stock	—	—	—	—	—	—	(7,707)	—		(7,707)	—	(7,707)
Distributions to non-controlling interests	—	—	—	—	—	—	—	—		—	(22)	(22)
Comprehensive income	—	—	—	—	—	—	—	429	123	552	18	570
Balance as of June 30, 2017	14,515,249	$145	6,624,984	$66	856,659	$9	$324,297	$(33,542)	$(249)	$290,726	$782	$291,508
The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands) (Unaudited)

	Six Months Ended June 30,
	2018	2017
Cash flows from operating activities:
Net income	$2,582	$447
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, net	12,506	7,936
Straight-line rental income	(1,467)	(805)
Amortization of deferred financing costs	544	751
Amortization on marketable securities	4	5
Loss on disposition of real estate assets, net	73	—
Loss on sale of marketable securities	1	—
Ineffectiveness of interest rate swaps	—	(19)
Write-off of deferred financing costs	35	—
Changes in assets and liabilities:
Rents and tenant receivables	100	(541)
Prepaid expenses and other assets	296	117
Accrued expenses and accounts payable	752	23
Deferred rental income and other liabilities	56	662
Due from affiliates	100	—
Due to affiliates	(861)	(446)
Net cash provided by operating activities	14,721	8,130
Cash flows from investing activities:
Investment in real estate assets and capital expenditures	(182,699)	(167,068)
Investment in marketable securities	(642)	(432)
Proceeds from sale and maturities of marketable securities	667	785
Proceeds from disposition of real estate assets	9,361	—
Payment of property escrow deposits	(4,750)	(4,040)
Refund of property escrow deposits	4,750	3,900
Net cash used in investing activities	(173,313)	(166,855)
Cash flows from financing activities:
Proceeds from issuance of common stock	86,108	87,856
Offering costs on issuance of common stock	(3,820)	(3,975)
Redemptions of common stock	(21,789)	(13,505)
Distributions to stockholders	(6,625)	(4,689)
Proceeds from credit facility and notes payable	160,500	158,200
Repayments of credit facility	(56,500)	(57,500)
Payment of loan deposits	—	(75)
Refund of loan deposits	—	30
Deferred financing costs paid	(140)	(517)
Change in escrowed investor proceeds liability	—	(75)
Distributions to noncontrolling interests	(16)	(22)
Net cash provided by financing activities	157,718	165,728
Net (decrease) increase in cash and cash equivalents and restricted cash	(874)	7,003
Cash and cash equivalents and restricted cash, beginning of period	2,924	5,271
Cash and cash equivalents and restricted cash, end of period	$2,050	$12,274
Reconciliation of cash and cash equivalents and restricted cash to the condensed consolidated balance sheets:
Cash and cash equivalents	$1,957	$11,749
Restricted cash	93	525
Total cash and cash equivalents and restricted cash	$2,050	$12,274
The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited)
NOTE 1 — ORGANIZATION AND BUSINESS
Cole Real Estate Income Strategy (Daily NAV), Inc. (the “Company”) is a Maryland corporation, incorporated on July 27, 2010, that qualified as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2012. Substantially all of the Company’s business is conducted through Cole Real Estate Income Strategy (Daily NAV) Operating Partnership, LP (“Cole OP”), a Delaware limited partnership. The Company is the sole general partner of, and owns, directly or indirectly, 100% of the partnership interests in Cole OP.
On November 13, 2017, VEREIT Operating Partnership, L.P. (“VEREIT OP”), a former affiliated entity of our sponsor, CCO Group (as defined below), entered into a Purchase and Sale Agreement with CCA Acquisition, LLC (“CCA”), a newly-formed affiliate of CIM Group, LLC (“CIM”), pursuant to which CCA agreed to acquire all of the issued and outstanding shares of common stock of Cole Capital Advisors, Inc., the direct or indirect owner of Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC (“Cole Income NAV Strategy Advisors”), Cole Capital Corporation and CREI Advisors, LLC (“CREI Advisors”), the Company’s external advisor, dealer manager and property manager, respectively (the “Transaction”).
On February 1, 2018, the Transaction was completed. Immediately following the completion of the Transaction, Cole Capital Advisors, Inc. and the Company’s dealer manager were each converted into Delaware limited liability companies, Cole Capital Advisors, Inc.’s name was changed to CCO Group, LLC, and the dealer manager’s name was changed to CCO Capital, LLC (“CCO Capital”). As a result of the Transaction, CIM owns and/or controls CCO Group, LLC and its subsidiaries (collectively, “CCO Group”), and CCO Group, LLC owns and controls Cole Income NAV Strategy Advisors, CCO Capital and CREI Advisors, the Company’s external advisor, dealer manager for the Offerings (as defined below) and property manager, respectively.
In addition, as part of the Transaction, VEREIT OP and CCO Group, LLC entered into a services agreement (the “Services Agreement”) pursuant to which VEREIT OP will continue to provide certain services to CCO Group and to the Company, Cole Credit Property Trust IV, Inc. (“CCPT IV”), Cole Credit Property Trust V, Inc. (“CCPT V”), Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”), and Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) (CCPT IV, CCPT V, CCIT II, CCIT III, and the Company, collectively, the “Cole REITs®”), including operational real estate support. VEREIT OP will continue to provide such services through March 31, 2019 (or, if later, the date of the last government filing other than a tax filing made by any of the Cole REITs with respect to its 2018 fiscal year) (the “Initial Services Term”) and will provide consulting and research services through December 31, 2023 as requested by CCO Group, LLC.
Despite the indirect change of ownership and control of the Company’s advisor, dealer manager, property manager and sponsor, the Company expects that, during the Initial Services Term of the Services Agreement, the advisory, dealer manager and property management services the Company receives will continue without any material changes in personnel (except as supplemented by the management oversight of CIM personnel) or material change in service procedures. CCO Group, LLC is evaluating and intends to effectuate during the Initial Services Term of the Services Agreement an appropriate transition of VEREIT OP’s services under the Services Agreement to other CIM affiliates or third parties with the goal of ensuring continuity and minimizing disruption.
On December 6, 2011, pursuant to a registration statement filed on Form S-11 (Registration No. 333-169535) (the “Initial Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), the Company commenced its initial public offering on a “best efforts” basis of $4.0 billion in shares of common stock. On August 26, 2013, pursuant to a registration statement filed on Form S-11 (Registration No. 333-186656) (the “Multi-Class Registration Statement”) under the Securities Act, the Company designated the existing shares of the Company’s common stock that were sold prior to such date to be Wrap Class shares (“W Shares”) of common stock and registered two new classes of the Company’s common stock, Advisor Class shares (“A Shares”) and Institutional Class shares (“I Shares”). Pursuant to a registration statement filed on Form S-11 (Registration No. 333-213271) on February 10, 2017 (the “Continuing Offering Registration Statement”), the Company is offering up to $4.0 billion in shares of common stock of the three classes (the “Offering”), consisting of $3.5 billion in shares in the Company’s primary offering (the “Primary Offering”) and $500.0 million in shares pursuant to a distribution reinvestment plan (the “DRIP”). The Company is offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. As of June 30, 2018, the Company had issued approximately 35.7 million shares of common stock in the Offering for gross offering proceeds of $643.1 million before offering costs and selling commissions of $12.1 million, and the current portion of dealer manager fees and distribution fees of $7.8 million.
The per share purchase price for each class of common stock varies from day-to-day and, on each business day, is equal to, for each class of common stock, the Company’s net asset value (“NAV”) for such class, divided by the number of shares of that

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

class outstanding as of the close of business on such a day, plus, for A Shares sold in the Primary Offering, applicable selling commissions. The Company’s NAV per share is calculated daily as of the close of business by an independent fund accountant using a process that reflects (1) estimated values of each of the Company’s commercial real estate assets, related liabilities and notes receivable secured by real estate provided periodically by the Company’s independent valuation expert in individual appraisal reports, (2) daily updates in the price of liquid assets for which third party market quotes are available, (3) accruals of daily distributions, and (4) estimates of daily accruals, on a net basis, of operating revenues, expenses, debt service costs and fees. As of June 30, 2018, the NAV per share for W Shares, A Shares and I Shares was $18.29, $18.04 and $18.49, respectively. The Company’s NAV is not audited or reviewed by its independent registered public accounting firm.
The Company intends to use substantially all of the net proceeds from the Offering to acquire and operate a diversified portfolio primarily consisting of (1) necessity retail, office and industrial properties that are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States, (2) notes receivable and other investments secured by commercial real estate, including the origination of loans, and (3) U.S. government securities, agency securities, corporate debt and other investments for which there is reasonable liquidity. As of June 30, 2018, the Company owned 151 commercial properties, including properties owned through a consolidated joint venture arrangement (the “Consolidated Joint Venture”), located in 36 states, containing 5.4 million rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. As of June 30, 2018, the rentable square feet at these properties was 99.6% leased, including month-to-month agreements, if any.
The Company is structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of its filing for additional offerings, the Company will be selling shares of common stock on a continuous basis and for an indefinite period of time to the extent permissible under applicable law. The Company will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of shares of common stock. The Company reserves the right to terminate the Offering at any time.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The summary of significant accounting policies presented below is designed to assist in understanding the Company’s condensed consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects, and have been consistently applied in preparing the accompanying condensed consolidated financial statements.
Principles of Consolidation and Basis of Presentation
The condensed consolidated financial statements of the Company have been prepared in accordance with the rules and regulations of the U.S. Securities and Exchange Commission regarding interim financial reporting, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2017, and related notes thereto set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017. The condensed consolidated financial statements should also be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Quarterly Report on Form 10-Q.
The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and the Consolidated Joint Venture in which the Company has a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation.
The Company evaluates its relationships and investments to determine if it has variable interests. A variable interest is an investment or other interest that will absorb portions of an entity’s expected losses or receive portions of the entity’s expected residual returns. If the Company determines that it has a variable interest in an entity, it evaluates whether such interest is in a variable interest entity (“VIE”). VIEs are entities where stockholders lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support or where equity investors, as a group, lack one of the following characteristics: (a) the power to direct the activities that most significantly impact the entity’s economic performance, (b) the obligation to absorb the expected losses of the entity, or (c) the right to receive the expected returns of the entity. The Company consolidates any VIEs when it is determined to be the primary beneficiary of the VIE’s operations.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

For legal entities being evaluated for consolidation, the Company must first determine whether the interests that it holds and fees it receives qualify as variable interests in the entity. A variable interest is an investment or other interest that will absorb portions of an entity’s expected losses or receive portions of the entity’s expected residual returns. The Company’s evaluation includes consideration of fees paid to the Company where the Company acts as a decision maker or service provider to the entity being evaluated. If the Company determines that it holds a variable interest in an entity, it evaluates whether that entity is a VIE.
A VIE must be consolidated by its primary beneficiary, which is generally defined as the party who has a controlling financial interest in the VIE. The Company qualitatively assesses whether it is (or is not) the primary beneficiary of a VIE. Consideration of various factors include, but are not limited to, the Company’s ability to direct the activities that most significantly impact the entity’s economic performance and its obligation to absorb losses from or right to receive benefits of the VIE that could potentially be significant to the VIE. The Company consolidates any VIEs when the Company is determined to be the primary beneficiary of the VIE, and the difference between consolidating the VIE and accounting for it using the equity method could be material to the Company’s condensed consolidated financial statements. The Company continually evaluates the need to consolidate any VIEs based on standards set forth in GAAP as described above.
As of June 30, 2018, the Company determined that it had a controlling interest in the Consolidated Joint Venture and therefore met the GAAP requirements for consolidation.
Reclassifications
In connection with the adoption of Accounting Standards Update (“ASU”) ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), certain reclassifications have been made to prior period balances to conform to the current presentation in the condensed consolidated statements of cash flows. Under ASU 2016-18, transfers to or from restricted cash, which have previously been shown in the Company’s investing activities section of the condensed consolidated statements of cash flows, are now required to be shown as part of the total change in cash, cash equivalents and restricted cash in the condensed consolidated statements of cash flows. This change resulted in a decrease in cash flows used in investing activities of $75,000 during the six months ended June 30, 2017.
The Company adopted ASU 2017-12, as defined in “Recent Accounting Pronouncements,” during the first quarter of fiscal year 2018. Accordingly, for the six months ended June 30, 2018, the Company recorded a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to the opening balance of accumulated distributions in excess of earnings of $37,000.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Real Estate Assets
Real estate assets are stated at cost, less accumulated depreciation and amortization. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Buildings	40 years
Site improvements	15 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
Recoverability of Real Estate Assets
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to: bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors; a significant decrease in a property’s revenues due to lease terminations; vacancies; co-tenancy clauses; reduced

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

lease rates; changes in anticipated holding periods; or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value will be determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the six months ended June 30, 2018 or 2017. The Company is in the process of determining if anticipated holding periods for certain properties may materially differ from the initial intended holding periods for such properties, which could result in an impairment charge in the future.
Assets Held for Sale
When a real estate asset is identified by the Company as held for sale, the Company will cease recording depreciation and amortization of the assets related to the property and estimate its fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount is then recorded to reflect the estimated fair value of the property, net of selling costs. There was one asset identified as held for sale as of June 30, 2018. As of December 31, 2017, the Company identified one property as held for sale, which was sold subsequent to December 31, 2017.
Allocation of Purchase Price of Real Estate Assets
Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and to identified intangible assets and liabilities, consisting of the value of above- and below-market leases and the value of in-place leases and other intangibles, based in each case on their respective fair values. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and buildings). The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.
The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could materially impact the Company’s results of operations.
In April 2017, the Company elected to early adopt ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Beginning in April 2017, all real estate acquisitions qualified as asset acquisitions, and as such, acquisition-related fees and certain acquisition-related expenses related to these asset acquisitions were capitalized and allocated to tangible and intangible assets and liabilities, as described above. Prior to the adoption of ASU 2017-01 in April 2017, all of the Company’s real estate acquisitions were accounted for as business combinations and, as such, acquisition-related expenses related to these business combination acquisitions were expensed as incurred. Prior to April 2017, acquisition-related expenses in the Company’s condensed consolidated statements of operations primarily consisted of legal, deed transfer and other costs related to real estate purchase transactions, including costs incurred for deals that were not consummated. The Company expects its future acquisitions to qualify as asset acquisitions and, as such, the Company will allocate the purchase price to acquired tangible assets and identified intangible assets and liabilities on a relative fair value basis.
Investment in Marketable Securities
Investment in marketable securities consists primarily of the Company’s investment in corporate and government debt securities. The Company determines the appropriate classification for debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of June 30, 2018, the Company classified its investments as available-for-sale as the Company is not actively trading the securities; however, the Company may sell them prior to their maturity. These investments are carried at their estimated fair value with unrealized gains and losses reported in other comprehensive income (loss).

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

The Company monitors its available-for-sale securities for impairments. A loss is recognized when the Company determines that a decline in the estimated fair value of a security below its amortized cost is other-than-temporary. The Company considers many factors in determining whether the impairment of a security is deemed to be other-than-temporary, including, but not limited to, the length of time the security has had a decline in estimated fair value below its amortized cost, the amount of the unrealized loss, the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, external credit ratings and recent changes in such ratings. The analysis of determining whether the impairment of a security is deemed to be other-than-temporary requires significant judgments and assumptions. The use of alternative judgments and assumptions could result in a different conclusion.
The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method and is recorded in the accompanying condensed consolidated statements of operations in interest and other expense, net. Upon the sale of a security, the realized net gain or loss is computed on the specific identification method.
Noncontrolling Interest in Consolidated Joint Venture
On December 16, 2016, the Company completed the formation of the Consolidated Joint Venture. The Company determined it had a controlling interest in the Consolidated Joint Venture and, therefore, met the GAAP requirements for consolidation. The Company recorded net income of $17,000 and paid distributions of $16,000 related to the noncontrolling interest during the six months ended June 30, 2018. The Company recorded the noncontrolling interest of $773,000 and $772,000 as of June 30, 2018 and December 31, 2017, on the condensed consolidated balance sheets.
Restricted Cash
The Company had $93,000 and $1,000 in restricted cash as of June 30, 2018 and December 31, 2017, respectively. Included in restricted cash was $93,000 and $1,000 held by lenders in lockbox accounts as of June 30, 2018 and December 31, 2017, respectively. As part of certain debt agreements, rent from certain of the Company’s tenants is deposited directly into a lockbox account, from which funds in excess of the required minimum balance are disbursed on a weekly basis to the Company.
Dealer Manager and Distribution Fees
The Company pays CCO Capital dealer manager and distribution fees, which are calculated on a daily basis in the amount of 1/365th of the amount indicated in the table below for each class of common stock:

	Dealer Manager Fee	Distribution Fee
W Shares	0.55%	—
A Shares	0.55%	0.50%
I Shares	0.25%	—
The dealer manager and distribution fees are paid monthly in arrears. An estimated liability for future dealer manager and distribution fees payable to CCO Capital is recognized at the time each share is sold and included in due to affiliates in the condensed consolidated balance sheets with a corresponding decrease to capital in excess of par value. The Company recognized a liability for future dealer manager and distribution fees payable to CCO Capital of $22.1 million and $19.2 million, as of June 30, 2018 and December 31, 2017, respectively.
Revenue Recognition
Certain properties have leases where the minimum rental payment increases during the term of the lease. The Company records rental income for the full term of each lease on a straight-line basis when earned and collectability is reasonably assured. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred. Effective January 1, 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes the revenue recognition requirements in Revenue Recognition, Accounting Standards Codification (“ASC”) Topic 605 and requires an entity to recognize revenue in a way that depicts the transfer of

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company records revenue for real estate taxes and insurance reimbursed by its tenants on the leased properties, with offsetting expenses in real estate taxes and property operating expenses, respectively, within the condensed consolidated statements of operations as the Company has concluded it is the primary obligor. The Company has identified its revenue streams as rental income from leasing arrangements and tenant reimbursement income, which are outside of the scope of Topic 606. The Company adopted ASU 2014-09 using the modified retrospective approach and determined it does not have a material impact on the Company’s condensed consolidated financial statements.
The Company continually reviews receivables related to rent, including any straight-line rent, and current and future operating expense reimbursements from tenants, and determines their collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is uncertain, the Company will record an increase in the allowance for uncollectible accounts. As of June 30, 2018 and December 31, 2017, the Company had no allowance for uncollectible accounts.
Earnings (Loss) and Distributions Per Share
The Company has three classes of common stock with nonforfeitable dividend rights that are determined based on a different NAV for each class. Accordingly, the Company utilizes the two-class method to determine its earnings per share, which can result in different earnings per share for each of the classes. Under the two-class method, earnings per share of each class of common stock are computed by dividing the sum of the distributed earnings to common stockholders and undistributed earnings allocated to common stockholders by the weighted average number of shares for each class of common stock for the respective period. Diluted income per share, when applicable, considers the effect of any potentially dilutive share equivalents, of which the Company had none for each of the three and six months ended June 30, 2018 or 2017. Distributions per share are calculated based on the authorized daily distribution rate.
Recent Accounting Pronouncements
From time to time, new accounting pronouncements are issued by various standard setting bodies that may have an impact on the Company’s accounting and reporting. Except as otherwise stated below, the Company is currently evaluating the effect that certain new accounting requirements may have on the Company’s accounting and related reporting and disclosures in the Company’s condensed consolidated financial statements.
In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). The amendments in this update require that most lease obligations be recognized as a right of use asset with a corresponding liability on the balance sheet. The guidance also requires additional qualitative and quantitative disclosures to assess the amount, timing and uncertainty of cash flows arising from leases. ASU 2016-02 and subsequent amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The guidance, including optional practical expedients, should be implemented for the earliest period presented using a modified retrospective approach. The Company is currently in the process of assessing the inventory of its leases that will be impacted by adoption of the new guidance. The Company does not expect the adoption to have a material impact on the accounting treatment of the Company’s net leases, which are the primary source of the Company’s revenues.
In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”). The targeted amendments in this ASU are designed to help simplify certain aspects of hedge accounting and result in a more accurate portrayal of the economics of an entity’s risk management activities in its financial statements. ASU 2017-12 applies to the Company’s interest rate swaps designated as cash flow hedges. Upon adoption of ASU 2017-12, all changes in the fair value of highly effective cash flow hedges will be recorded in accumulated other comprehensive income rather than recognized directly in earnings. Under current GAAP, the ineffective portion of the change in fair value of cash flow hedges is recognized directly in earnings. This eliminates the requirement to separately measure and disclose ineffectiveness for qualifying cash flow hedges. ASU 2017-12 is effective for public entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. ASU 2017-12 is required to be adopted using a modified retrospective approach with early adoption permitted. The Company adopted ASU 2017-12 during the first quarter of fiscal year 2018. Accordingly, during the three months ended March 31, 2018, the Company recorded a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to the opening balance of accumulated distributions in excess of earnings of $37,000.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

NOTE 3 — FAIR VALUE MEASUREMENTS
GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3 — Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.
The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:
Credit facility and notes payable — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. Current and prior period liabilities’ carrying and fair values exclude net deferred financing costs. These financial instruments are valued using Level 2 inputs. As of June 30, 2018, the estimated fair value of the Company’s debt was $375.1 million, compared to a carrying value of $382.2 million. As of December 31, 2017, the estimated fair value of the Company’s debt was $274.0 million, compared to a carrying value of $278.2 million.
Marketable securities — The Company’s marketable securities are carried at fair value and are valued using Level 1 inputs. The estimated fair value of the Company’s marketable securities are based on quoted market prices that are readily and regularly available in an active market.
Derivative instruments — The Company’s derivative instruments are comprised of interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. In addition, credit valuation adjustments are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the respective counterparties.
Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. However, as of June 30, 2018 and December 31, 2017, the Company has assessed the overall significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.
Other financial instruments — The Company considers the carrying values of its cash and cash equivalents, restricted cash, tenant receivables, accounts payable and accrued expenses, other liabilities, due to affiliates and distributions payable to approximate their fair values because of the short period of time between their origination and their expected realization as well as their highly-liquid nature. Due to the short-term maturities of these instruments, Level 1 inputs are utilized to estimate the fair value of these financial instruments.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, upon disposition of the financial assets and liabilities. As of June 30, 2018 and December 31, 2017, there have been no transfers of financial assets or liabilities between fair value hierarchy levels.
In accordance with the fair value hierarchy described above, the following tables show the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of June 30, 2018 and December 31, 2017 (in thousands):

	Balance as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	June 30, 2018	(Level 1)	(Level 2)	(Level 3)
Financial asset:
Interest rate swaps	$4,822	$—	$4,822	$—
Marketable securities	5,355	5,355	—	—
Total financial assets	$10,177	$5,355	$4,822	$—

	Balance as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	December 31, 2017	(Level 1)	(Level 2)	(Level 3)
Financial asset:
Interest rate swaps	$1,718	$—	$1,718	$—
Marketable securities	5,496	5,496	—	—
Total financial assets	$7,214	$5,496	$1,718	$—
Financial liabilities:
Interest rate swaps	$(17)	$—	$(17)	$—
NOTE 4 — REAL ESTATE ASSETS
2018 Property Acquisitions
During the six months ended June 30, 2018, the Company acquired a 100% interest in 13 commercial properties for an aggregate purchase price of $182.5 million (the “2018 Asset Acquisitions”), which includes $1.2 million of external acquisition-related expenses that were capitalized in accordance with ASU 2017-01. Prior to the adoption of ASU 2017-01, costs related to property acquisitions were expensed as incurred.
The following table summarizes the purchase price allocation for the 2018 Asset Acquisitions purchased during the six months ended June 30, 2018 (in thousands):

2018 Asset Acquisitions
Land	$19,288
Building and improvements	138,140
Acquired in-place leases and other intangibles (1)	22,745
Acquired above-market leases (2)	3,305
Intangible lease liabilities (3)	(989)
Total purchase price	$182,489
______________________
(1) The weighted average amortization period for acquired in-place leases and other intangibles was 12.4 years for the 2018 Asset Acquisitions.
(2) The weighted average amortization period for acquired above-market leases was 10.5 years for the 2018 Asset Acquisitions.
(3) The weighted average amortization period for acquired intangible lease liabilities was 11.9 years for the 2018 Asset Acquisitions.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

2018 Property Disposition
During the six months ended June 30, 2018, the Company disposed of one multi-tenant property, excluding a related outparcel of land, for an aggregate gross sales price of $8.1 million, resulting in proceeds of $7.8 million after closing costs and a loss of $209,000. Also during the six months ended June 30, 2018, the Company disposed of the related outparcel of land for an aggregate gross sales price of $1.6 million, resulting in proceeds of $1.6 million after closing costs and a gain of $136,000. No disposition fees were paid to affiliates in connection with the sale of this property and the Company has no continuing involvement with this property. The loss on sale of real estate is included in gain (loss) on disposition of real estate, net in the condensed consolidated statements of operations.
2017 Property Acquisitions
During the six months ended June 30, 2017, the Company acquired a 100% interest in 25 commercial properties, of which 13 were determined to be asset acquisitions and 12 were acquired prior to the adoption of ASU 2017-01 in April 2017 and thus were accounted for as business combinations for an aggregate purchase price of $167.1 million (the “2017 Acquisitions”). The Company funded the 2017 Acquisitions with net proceeds from the Offering and available borrowings.
The following table summarizes the consideration transferred for the properties purchased during the six months ended June 30, 2017 (in thousands):

2017 Acquisitions
Real estate assets:
Purchase price of asset acquisitions	114,611
Purchase price of business combinations	52,457
Total purchase price of real estate assets acquired (1)	$167,068
______________________
(1) The weighted average amortization period for the 2017 Acquisitions is 11.7 years for acquired in-place leases, 15.7 years for acquired above-market leases and 14.4 years for acquired intangible lease liabilities.
During the six months ended June 30, 2017, the Company acquired a 100% interest in 13 commercial properties for an aggregate purchase price of $114.6 million (the “2017 Asset Acquisitions”), which includes $963,000 of external acquisition-related expenses that were capitalized in accordance with ASU 2017-01. Prior to the adoption of ASU 2017-01, costs related to property acquisitions were expensed as incurred. The following table summarizes the purchase price allocation for the 2017 Acquisitions purchased during the six months ended June 30, 2017 (in thousands):

2017 Asset Acquisitions
Land	$22,139
Building and improvements	84,324
Acquired in-place leases and other intangibles (1)	11,538
Acquired above-market leases (2)	1,529
Intangible lease liabilities (3)	(4,919)
Total purchase price	$114,611

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

During the six months ended June 30, 2017, the Company acquired a 100% interest in 12 commercial properties for an aggregate purchase price of $52.5 million, which were accounted for as business combinations (the “2017 Business Combination Acquisitions”). The Company allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. The following table summarizes the purchase price allocation for the 2017 Business Combination Acquisitions purchased during the six months ended June 30, 2017 (in thousands):

2017 Business Combination Acquisitions
Land	$14,232
Building and improvements	22,292
Acquired in-place leases and other intangibles (1)	15,911
Acquired above-market leases (2)	1,423
Intangible lease liabilities (3)	(1,401)
Total purchase price	$52,457
The Company recorded revenue of $914,000 and $1.6 million, respectively, and net income of $207,000 and $129,000, respectively, for the three and six months ended June 30, 2017, related to the 2017 Business Combination Acquisitions. In addition, the Company recorded $426,000 of acquisition-related expenses for the three and six months ended June 30, 2017, which is included in acquisition-related expenses on the condensed consolidated statements of operations.
The following table summarizes selected financial information of the Company as if all of the 2017 Business Combination Acquisitions were completed on January 1, 2016 for each period presented below. The table below presents the Company’s estimated revenue and net income (loss), on a pro forma basis, for the three and six months ended June 30, 2017 and 2016, respectively (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Pro forma basis
Revenue	$11,267	$7,396	$21,370	$14,075
Net income (loss)	$1,213	$634	$951	$(72)
The unaudited pro forma information for the three and six months ended June 30, 2017 was adjusted to exclude $426,000 of acquisition-related expenses recorded during such periods related to the 2017 Business Combination Acquisitions. Accordingly, these expenses were instead recognized in the pro forma information for the three and six months ended June 30, 2016. The pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of 2016, nor does it purport to represent the results of future operations.
Consolidated Joint Venture
As of June 30, 2018, the Company had an interest in a Consolidated Joint Venture that owns and manages two properties, with total assets of $7.6 million, which included $7.2 million of land, building and improvements and $641,000 of intangible assets, net of accumulated depreciation and amortization of $352,000, and total liabilities of $61,000. The Consolidated Joint Venture does not have any debt outstanding as of June 30, 2018. The Company has the ability to control operating and financial policies of the Consolidated Joint Venture. There are restrictions on the use of these assets as the Company would generally be required to obtain the approval of the partner (the “Consolidated Joint Venture Partner”) in accordance with the joint venture agreement for any major transactions. The Company and the Consolidated Joint Venture Partner are subject to the provisions of the joint venture agreement, which includes provisions for when additional contributions may be required to fund certain cash shortfalls.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

NOTE 5 — INTANGIBLE LEASE ASSETS
Intangible lease assets of the Company consisted of the following as of June 30, 2018 and December 31, 2017 (in thousands, except weighted average life amounts):

	June 30, 2018	December 31, 2017
In-place leases and other intangibles, net of accumulated amortization of $17,012 and $12,955, respectively (each with a weighted average life remaining of 10.7 years)
	$89,889	$71,543
Acquired above-market leases, net of accumulated amortization of $1,902 and $1,522, respectively (with a weighted average life remaining of 11.5 years and 12.3 years, respectively)
	10,676	7,871
	$100,565	$79,414
Amortization of the above-market leases is recorded as a reduction to rental revenue, and amortization expense related to the in-place leases and other intangibles is included in depreciation and amortization in the accompanying condensed consolidated statements of operations. The following table summarizes the amortization expense related to the intangible lease assets for the three and six months ended June 30, 2018 and 2017 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
In-place lease and other intangible amortization	$2,264	$1,642	$4,205	$2,788
Above-market lease amortization	$246	$179	$435	$337
As of June 30, 2018, the estimated amortization expense relating to the intangible lease assets for each of the five succeeding fiscal years is as follows (in thousands):

	Amortization
	In-Place Leases and Other Intangibles	Above-Market Leases
Remainder of 2018	$4,446	$476
2019	$9,323	$1,025
2020	$9,120	$1,019
2021	$8,941	$1,018
2022	$8,885	$1,017

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

NOTE 6 — MARKETABLE SECURITIES
The Company owned marketable securities with an estimated fair value of $5.4 million and $5.5 million as of June 30, 2018 and December 31, 2017, respectively. The following is a summary of the Company’s available-for-sale securities as of June 30, 2018 (in thousands):

	Available-for-sale securities
	Amortized Cost Basis	Unrealized (Loss) Gain	Fair Value
U.S. Treasury Bonds	$1,769	$(50)	$1,719
U.S. Agency Bonds	753	(11)	742
Corporate Bonds	2,951	(57)	2,894
Total available-for-sale securities	$5,473	$(118)	$5,355
The following table provides the activity for the marketable securities during the six months ended June 30, 2018 (in thousands):

	Amortized Cost Basis	Unrealized (Loss) Gain	Fair Value
Marketable securities as of January 1, 2018	$5,503	$(7)	$5,496
Face value of marketable securities acquired	643	—	643
Premiums and discounts on purchase of marketable securities, net of acquisition costs	(1)	—	(1)
Amortization on marketable securities	(4)	—	(4)
Sales and maturities of securities	(668)	1	(667)
Unrealized loss on marketable securities	—	(112)	(112)
Marketable securities as of June 30, 2018	$5,473	$(118)	$5,355
During the six months ended June 30, 2018, the Company sold 10 marketable securities for aggregate proceeds of $667,000. Unrealized (losses) gains on marketable securities are recorded in other comprehensive income (loss), with a portion of the amount subsequently reclassified into other expense, net on the accompanying condensed consolidated statements of operations as securities are sold and gains (losses) are recognized. In addition, the Company recorded an unrealized loss of $112,000 on its investments, which is included in accumulated other comprehensive income on the accompanying condensed consolidated statement of changes in equity for the six months ended June 30, 2018 and the condensed consolidated balance sheet as of June 30, 2018.
The scheduled maturities of the Company’s marketable securities as of June 30, 2018 are as follows (in thousands):

	Available-for-sale securities
	Amortized Cost	Estimated Fair Value
Due within one year	$506	$505
Due after one year through five years	2,343	2,303
Due after five years through ten years	2,229	2,156
Due after ten years	395	391
Total	$5,473	$5,355
Actual maturities of marketable securities can differ from contractual maturities because borrowers on certain debt securities may have the right to prepay their respective debt obligations at any time. In addition, factors such as prepayments and interest rates may affect the yields on such securities.
In estimating other-than-temporary impairment losses, management considers a variety of factors, including (1) whether the Company has the intent to sell the impaired security, (2) whether the Company expects to hold the investment for a period of time sufficient to allow for anticipated recovery in fair value, and (3) whether the Company expects to recover the entire amortized cost basis of the security. The Company believes that none of the unrealized losses on investment securities are other-than-temporary as management expects the Company will fully recover the entire amortized cost basis of all securities. As of June 30, 2018, the Company had no other-than-temporary impairment losses.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

NOTE 7 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risk. The Company did not enter into any interest rate swap agreements during the three and six months ended June 30, 2018. As of June 30, 2018, the Company had eight interest rate swap agreements. The following table summarizes the terms of the Company’s executed interest rate swap agreements designated as hedging instruments as of June 30, 2018 and December 31, 2017 (dollar amounts in thousands):

			Outstanding Notional Amount as of	Interest	Effective	Maturity	Fair Value of Assets and (Liabilities) as of
	Balance Sheet Location		June 30, 2018	Rate (1)	Date	Date	June 30, 2018	December 31, 2017
Interest Rate Swaps	Derivative assets, property escrow deposits, prepaid expenses and other assets	(2)	$190,705	3.13% to 4.17%	6/30/2015 to 9/29/2017	9/12/2019 to 8/1/2022	$4,822	$1,718
______________________

(1)	The interest rates consist of the underlying index swapped to a fixed rate and the applicable interest rate spread as of June 30, 2018.

(2)
As of December 31, 2017, one of the interest rate swaps with an aggregate outstanding notional amount of $16.4 million was in a liability position with an aggregate fair value balance of $17,000 and is included in deferred rental income and other liabilities in the accompanying condensed consolidated balance sheets.

Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 — Fair Value Measurements. The notional amount under the interest rate swap agreements is an indication of the extent of the Company’s involvement in each instrument, but does not represent exposure to credit, interest rate or market risks.
Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges in order to hedge the variability of the anticipated cash flows on its variable rate debt. The change in fair value of the derivative instruments that are designated as hedges is recorded in other comprehensive income (loss), with a portion of the amount subsequently reclassified to interest expense as interest payments are made on the Company’s variable rate debt. For the three and six months ended June 30, 2018, the amounts reclassified were a gain of $76,000 and a loss of $1,000, respectively. The amounts reclassified for the three and six months ended June 30, 2017, were losses of $113,000 and $262,000, respectively. During the next 12 months, the Company estimates that an additional $1.2 million will be reclassified from other comprehensive income (loss) as a decrease to interest expense.
The Company has agreements with each of its derivative counterparties that contain provisions whereby, if the Company defaults on certain of its unsecured indebtedness, the Company could also be declared in default on its derivative obligations, resulting in an acceleration of payment. If the Company had breached any of these provisions, it could have been required to settle its obligations, under the agreements at an aggregate termination value, inclusive of interest payments and accrued interest. As of June 30, 2018, all derivatives were in an asset position. Therefore, there was no termination value as of June 30, 2018. In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the credit quality of the Company and the respective counterparty. There were no termination events or events of default related to the interest rate swaps as of June 30, 2018.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

NOTE 8 — CREDIT FACILITY AND NOTES PAYABLE
As of June 30, 2018, the Company had $379.1 million of debt outstanding, including net deferred financing costs, with weighted average years to maturity of 4.0 years and a weighted average interest rate of 3.64%. The weighted average years to maturity is computed using the scheduled repayment date as specified in each loan agreement where applicable. The weighted average interest rate is computed using the interest rate in effect until the scheduled repayment date. Should a loan not be repaid by its scheduled repayment date, the applicable interest rate will increase as specified in the respective loan agreement until the extended maturity date. The following table summarizes the debt balances as of June 30, 2018 and December 31, 2017, and the debt activity for the six months ended June 30, 2018 (in thousands):

		During the Six Months Ended June 30, 2018
	Balance as of December 31, 2017	Debt Issuance, Net (1)	Repayments		Amortization	Balance as of June 30, 2018
Credit facility	$128,500	$160,500	$(56,500)		$—	$232,500
Fixed rate debt	149,734	—	—		—	149,734
Total debt	278,234	160,500	(56,500)		—	382,234
Deferred costs (2)	(3,404)	—	35	(3)	248	(3,121)
Total debt, net	$274,830	$160,500	$(56,465)		$248	$379,113
______________________
(1) Includes deferred financing costs incurred during the period.
(2) Deferred costs relate to mortgage notes payable and the term portion of the credit facility.
(3) Represents deferred financing costs written off, related to the repayment of one loan upon the sale of the property securing the loan.
As of June 30, 2018, the Company had fixed rate debt outstanding of $149.7 million, including $78.2 million of variable rate debt that is fixed through interest rate swap agreements, which has the effect of fixing the variable interest rate per annum through the maturity date of the variable rate debt. The fixed rate debt has interest rates ranging from 3.37% to 4.17% per annum and as of June 30, 2018, the fixed rate debt had a weighted average interest rate of 3.87%. The fixed rate debt outstanding matures on various dates from December 2020 to February 2025. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the fixed rate debt outstanding was $267.6 million as of June 30, 2018. Each of the mortgage notes payable comprising the fixed rate debt is secured by the respective properties on which the debt was placed.
The Company is party to a second amended and restated credit agreement (the “Second Amended Credit Agreement”) with JPMorgan Chase Bank, N.A. as administrative agent (“JPMorgan Chase”), that provides for borrowings up to $425.0 million, which is comprised of up to $212.5 million in unsecured revolving loans (the “Revolving Loans”) and up to $212.5 million in unsecured term loans (the “Term Loans”) (collectively, with the Revolving Loans the “Credit Facility”). The Term Loans mature on September 6, 2022 and the Revolving Loans mature on September 6, 2021; however, the Company may elect to extend the maturity date for the Revolving Loans for up to two six-month periods, but no later than September 6, 2022, subject to satisfying certain conditions contained in the Second Amended Credit Agreement.
Depending upon the type of loan specified and overall leverage ratio, the Credit Facility bears interest at (i) the one-month, two-month, three-month or six-month London Interbank Offered Rate (“LIBOR”) multiplied by the statutory reserve rate (the “Eurodollar Rate”) plus an interest rate spread ranging from 1.70% to 2.20% for Revolving Loans and 1.60% to 2.10% for Term Loans; or (ii) a base rate ranging from 0.70% to 1.20% for Revolving Loans and 0.60% to 1.10% for Term Loans, plus the greater of: (a) JPMorgan Chase’s Prime Rate (as defined in the Second Amended Credit Agreement); (b) the Federal Funds Effective Rate (as defined in the Second Amended Credit Agreement) plus 0.50%; or (c) the one-month LIBOR multiplied by the statutory reserve rate plus 1.0%. As of June 30, 2018, the Revolving Loans outstanding totaled $60.0 million at an interest rate of 3.79% and the Term Loans outstanding totaled $172.5 million, $112.5 million of which is subject to interest rate swap agreements (the “Swapped Term Loans”). The interest rate swap agreements have the effect of fixing the Eurodollar Rate per annum of the Swapped Term Loans. As of June 30, 2018, the weighted average all-in rate for the Swapped Term Loans was 3.25%. As of June 30, 2018, the Company had $232.5 million outstanding under the Credit Facility at a weighted average interest rate of 3.49% and $192.5 million in unused capacity, subject to borrowing availability.
The Second Amended Credit Agreement contains provisions with respect to covenants, events of default and remedies customary for facilities of this nature. In particular, the Second Amended Credit Agreement requires the Company to maintain a minimum consolidated net worth greater than or equal to the sum of (i) $367.1 million plus (ii) 75% of the equity issued (iii)

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

minus the aggregate amount of any redemptions or similar transaction from the date of the Second Amended Credit Agreement, a leverage ratio less than or equal to 60%, a fixed charge coverage ratio equal to or greater than 1.50, an unsecured debt to unencumbered asset value ratio equal to or less than 60%, an unsecured debt service coverage ratio greater than 1.75, a secured debt ratio equal to or less than 40%, and the amount of secured debt that is recourse debt at no greater than 15% of total asset value. As of June 30, 2018, the Company believes it was in compliance with the financial covenants of the Second Amended Credit Agreement, as well as the financial covenants under the Company’s various fixed and variable rate debt agreements.
Maturities
The following table summarizes the scheduled aggregate principal repayments for the Company’s outstanding debt subsequent to June 30, 2018 for each of the five succeeding fiscal years and the period thereafter (in thousands):

Principal Repayments
Remainder of 2018	$—
2019	—
2020	9,240
2021	91,717
2022	264,327
Thereafter	16,950
Total	$382,234
NOTE 9 — INTANGIBLE LEASE LIABILITIES
Intangible lease liabilities of the Company consisted of the following as of June 30, 2018 and December 31, 2017 (in thousands, except weighted average life):

	June 30, 2018	December 31, 2017
Acquired below-market liabilities, net of accumulated amortization of $2,709 and $2,075, respectively (with a weighted average life remaining of 10.8 years and 11.2 years, respectively)
	$12,917	$12,753
Amortization of below-market leases is recorded as an increase to rental revenue in the accompanying condensed consolidated statements of operations. The following table summarizes the amortization of below-market leases related to the intangible lease liabilities for the three and six months ended June 30, 2018 and 2017 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Amortization of below-market leases	$368	$272	$722	$504
As of June 30, 2018, the estimated amortization of the intangible lease liabilities for each of the five succeeding fiscal years is as follows (in thousands):

Amortization of
Below-Market Leases
Remainder of 2018	$733
2019	$1,475
2020	$1,449
2021	$1,208
2022	$1,167

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

NOTE 10 — SUPPLEMENTAL CASH FLOW DISCLOSURES
Supplemental cash flow disclosures for the six months ended June 30, 2018 and 2017 are as follows (in thousands):

	Six Months Ended June 30,
	2018	2017
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Change in accrued dealer manager fee and distribution fee	$4,686	$4,552
Distributions to stockholders declared and unpaid	$2,341	$1,738
Common stock issued through distribution reinvestment plan	$6,416	$4,589
Change in fair value of marketable securities	$(111)	$52
Change in fair value of interest rate swaps	$3,121	$71
Accrued capital expenditures	$18	$9
Supplemental Cash Flow Disclosures:
Interest paid	$5,846	$3,230
NOTE 11 — COMMITMENTS AND CONTINGENCIES
Litigation
In the ordinary course of business, the Company may become subject to litigation and claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which the Company is a party or of which the Company’s properties are the subject.
Purchase Commitments
As of June 30, 2018, the Company had entered into a purchase agreement with an unaffiliated third-party seller to acquire a 100% interest in one retail property, subject to meeting certain criteria, for an aggregate purchase price of $13.7 million, exclusive of closing costs. As of June 30, 2018, the Company had $500,000 of property escrow deposits held by an escrow agent in connection with this future property acquisition. This deposit is included in the condensed consolidated balance sheets in derivative assets, property escrow deposits, prepaid expenses and other assets. As of June 30, 2018, this escrow deposit has not been forfeited.
Environmental Matters
In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. In addition, the Company may own or acquire certain properties that are subject to environmental remediation. Generally, the seller of the property, the tenant of the property and/or another third party is responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify the Company against future remediation costs. The Company also carries environmental liability insurance on its properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which the Company may be liable. The Company is not aware of any environmental matters which it believes are reasonably likely to have a material effect on its results of operations, financial condition or liquidity.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

NOTE 12 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS
The Company has incurred, and will continue to incur, commissions, fees and expenses payable to Cole Income NAV Strategy Advisors and certain of its affiliates in connection with the Offering, and the acquisition, management and performance of the Company’s assets.
Selling commissions, dealer manager and distribution fees
In connection with the Offering, CCO Capital, the Company’s dealer manager, will receive selling commissions, an asset-based dealer manager fee and/or an asset-based distribution fee, as summarized in the table below for each class of common stock:

	Selling Commission (1)	Dealer Manager Fee (2)	Distribution Fee (2)
W Shares	—	0.55%	—
A Shares	up to 3.75%	0.55%	0.50%
I Shares	—	0.25%	—
______________________

(1)
The selling commission is based on the offering price for A Shares. The selling commission expressed as a percentage of NAV per A Share, rather than the offering price, is up to 3.90%, subject to rounding and the effect of volume discounts the Company is offering on certain purchases of $150,001 or more of A Shares. Selling commissions are deducted directly from the offering price for A Shares and paid to CCO Capital. The Company has been advised that CCO Capital intends to reallow 100% of the selling commissions on A Shares to participating broker-dealers.

(2)
The dealer manager and distribution fees will be calculated on a daily basis in an amount equal to 1/365th of the percentage of NAV per W Share, A Share or I Share, as applicable, for such day on a continuous basis. CCO Capital, in its sole discretion, may reallow a portion of the dealer manager fee and distribution fee to participating broker-dealers.

Other organization and offering expenses
All other organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions, the distribution fee and the dealer manager fee) are paid for by Cole Income NAV Strategy Advisors or its affiliates and can be reimbursed by the Company up to 0.75% of the aggregate gross offering proceeds, excluding selling commissions charged on A Shares sold in the Primary Offering. As of June 30, 2018, Cole Income NAV Strategy Advisors or its affiliates had paid organization and offering expenses in excess of the 0.75% in connection with the Offering. These excess amounts were not included in the financial statements of the Company because such amounts were not a liability of the Company as they exceeded 0.75% of gross proceeds from the Offering. As the Company raises additional proceeds from the Offering, these excess amounts may become payable to Cole Income NAV Strategy Advisors.
Advisory fees and expenses
The Company pays Cole Income NAV Strategy Advisors an asset-based advisory fee that is payable in arrears on a monthly basis and accrues daily in an amount equal to 1/365th of 0.90% of the Company’s NAV for each class of common stock, for each day.
Operating expenses
The Company reimburses Cole Income NAV Strategy Advisors for the operating expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse for any amount by which its operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeds the greater of (1) 2% of average invested assets, or (2) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period.
Acquisition expenses
In addition, the Company reimburses Cole Income NAV Strategy Advisors for all out-of-pocket expenses incurred in connection with the acquisition of the Company’s investments. While most of the acquisition expenses are expected to be paid to third parties, a portion of the out-of-pocket acquisition expenses may be reimbursed to Cole Income NAV Strategy Advisors or its affiliates. Acquisition expenses, together with any acquisition fees paid to third parties for a particular real estate-related asset, will in no event exceed 6% of the gross purchase price of such asset.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

Performance Fee
As compensation for services provided pursuant to the advisory agreement, the Company will also pay Cole Income NAV Strategy Advisors a performance-based fee calculated based on the Company’s annual total return to stockholders for each class of common stock (defined below), payable annually in arrears. The performance fee will be calculated such that for any calendar year in which the total return per share for a particular class exceeds 6% (the “6% Return”), Cole Income NAV Strategy Advisors will receive 25% of the excess total return on such class above the 6% Return allocable to that class, but in no event will the Company pay Cole Income NAV Strategy Advisors more than 10% of the aggregate total return, for that class, for such year. However, in the event the NAV per share of the Company’s W Shares, A Shares and I Shares decreases below the base NAV for the respective share class ($15.00, $16.72 and $16.82 for the W Shares, A Shares and I Shares, respectively) (the “Base NAV”), the performance-based fee for a respective class will not be calculated on any increase in NAV up to the Base NAV for the respective share class. In addition, the performance fee will not be paid with respect to any calendar year in which the NAV per share as of the last business day of the calendar year (the “Ending NAV”) for the respective share class is less than the Base NAV of that class. The Base NAV of any share class is subject to downward adjustment in the event that the Company’s board of directors, including a majority of the independent directors, determines that such an adjustment is necessary to provide an appropriate incentive to Cole Income NAV Strategy Advisors to perform in a manner that seeks to maximize stockholder value and is in the best interests of the Company’s stockholders. In the event of any stock dividend, stock split, recapitalization or similar change in the Company’s capital structure, the Base NAV for the respective share class shall be ratably adjusted to reflect the effect of any such event.
The total return to stockholders is defined, for each class of the Company’s common stock, as the change in NAV per share plus distributions per share for such class. The NAV per share for a class calculated on the last trading day of a calendar year shall be the amount against which changes in NAV per share for such class are measured during the subsequent calendar year. Therefore, for each class of the Company’s common stock, payment of the performance-based component of the advisory fee (1) is contingent upon the Company’s actual annual total return exceeding the 6% Return and the Ending NAV per share for the respective share class being greater than the Base NAV of that class, (2) will vary in amount based on the Company’s actual performance, (3) cannot cause the Company’s total return as a percentage of stockholders’ invested capital for the year to be reduced below 6% and (4) is payable to Cole Income NAV Strategy Advisors if the Company’s total return exceeds the 6% Return in a particular calendar year, even if the total return to stockholders (or any particular stockholder) on a cumulative basis over any longer or shorter period has been less than 6% per annum. Cole Income NAV Strategy Advisors will not be obligated to return any portion of advisory fees paid based on the Company’s subsequent performance. The Company did not reach the 6% Return during the six months ended June 30, 2018 and 2017.
The Company incurred commissions, fees and expense reimbursements as shown in the table below for services provided by Cole Income NAV Strategy Advisors and its affiliates related to the services described above during the periods indicated (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Selling commissions	$921	$921	$1,403	$1,477
Distribution fee(1)	$229	$132	$433	$239
Dealer manager fees(1)	$695	$502	$1,336	$949
Organization and offering expense reimbursement	$419	$394	$683	$682
Acquisition expense reimbursement	$682	$429	$1,233	$845
Advisory fee	$1,425	$1,012	$2,660	$1,935
Operating expense reimbursement	$799	$620	$1,339	$1,579
______________________
(1) Amounts are calculated for the respective period in accordance with the dealer manager agreement and exclude the estimated liability for the future dealer manager and distribution fees payable to CCO Capital of $22.1 million, which are included in due to affiliates in the condensed consolidated balance sheets, with a corresponding decrease to capital in excess of par value, as described in Note 2 — Summary of Significant Accounting Policies.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

Services Agreement
Pursuant to the Services Agreement, VEREIT OP, which is affiliated with one of the Company’s directors, will continue to provide certain services to CCO Group and to the Company, including operational real estate support. The Company is not a party to the Services Agreement. See Note 13 — Economic Dependency for a discussion of the Services Agreement.
Due to/from Affiliates
As of June 30, 2018 and December 31, 2017, $24.1 million and $22.0 million, respectively, was due to Cole Income NAV Strategy Advisors or its affiliates primarily related to the estimated liability for current and future dealer manager and distribution fees, the reimbursement of organization and offering expenses and advisory fees, which were included in amounts due to affiliates on the condensed consolidated balance sheets.
As of December 31, 2017, $100,000 was due from Cole Income NAV Strategy Advisors or its affiliates related to amounts received by affiliates of the advisor which were due to the Company. No such amounts were due as of June 30, 2018.
NOTE 13 — ECONOMIC DEPENDENCY
Under various agreements, the Company has engaged and may in the future engage Cole Income NAV Strategy Advisors or its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and stockholder relations. As a result of these relationships, the Company is dependent upon Cole Income NAV Strategy Advisors or its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.
Services Agreement
Pursuant to the Services Agreement, VEREIT OP will continue to provide certain services to CCO Group and to the Company, including operational real estate support. VEREIT OP will continue to provide such services through March 31, 2019 (or, if later, the date of the last government filing other than a tax filing made by any of the Cole REITs with respect to its 2018 fiscal year) and will provide consulting and research services through December 31, 2023 as requested by CCO Group, LLC.
Despite the indirect change of ownership and control of the Company’s advisor, dealer manager, property manager and sponsor, the Company expects that, during the Initial Services Term of the Services Agreement, the advisory, dealer manager and property management services the Company receives will continue without any material changes in personnel (except as supplemented by the management oversight of CIM personnel) or material change in service procedures. During the Initial Services Term of the Services Agreement, CCO Group, LLC intends to evaluate and effectuate an appropriate transition of VEREIT OP’s services under the Services Agreement to other CIM affiliates or third parties with the goal of ensuring continuity and minimizing disruption.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2018 (Unaudited) – (Continued)

NOTE 14 — OPERATING LEASES
The Company’s real estate assets are leased to tenants under operating leases for which the terms and expirations vary. As of June 30, 2018, the leases had a weighted-average remaining term of 10.7 years. Certain leases include provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other negotiated terms and conditions. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. As of June 30, 2018, the future minimum rental income from the Company’s real estate assets under non-cancelable operating leases, assuming no exercise of renewal options for the succeeding five fiscal years and thereafter, was as follows (in thousands):

Future Minimum Rental Income
Remainder of 2018	$34,044
2019	62,905
2020	63,025
2021	63,160
2022	63,164
Thereafter	421,955
Total	$708,253
NOTE 15 — SUBSEQUENT EVENTS
The following events occurred subsequent to June 30, 2018:
Acquisition of Real Estate Assets
Subsequent to June 30, 2018, the Company acquired a 100% interest in one real estate property for an aggregate purchase price of $15.5 million. The acquisition was funded with net proceeds from the Offering and available borrowings. The Company has not completed its initial purchase price allocation with respect to this property and therefore cannot provide a similar disclosure to those included in Note 4 — Real Estate Assets in these condensed consolidated unaudited financial statements for this property.
Disposition of Real Estate Assets
Subsequent to June 30, 2018, the Company disposed of one property for a gross sales price of $3.1 million, resulting in proceeds of $2.9 million after closing costs and a gain of $2,600. No disposition fees were paid to Cole Income NAV Strategy Advisors or its affiliates in connection with the sale of the property and the Company has no continuing involvement with this property.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the accompanying condensed consolidated financial statements and notes thereto appearing elsewhere in this Quarterly Report on Form 10-Q. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. Certain risks may cause our actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a complete discussion of such risk factors, see Item 1A — Risk Factors of this Quarterly Report on Form 10-Q and the Company’s Annual Report on Form 10-K for the year ended December 31, 2017. Capitalized terms used herein, but not otherwise defined, shall have the meaning ascribed to those terms in “Part I — Financial Information” of this Quarterly Report on Form 10-Q, including the notes to the condensed consolidated financial statements contained therein. The terms “we,” “us,” “our” and the “Company” refer to Cole Real Estate Income Strategy (Daily NAV), Inc.
Forward-Looking Statements
This Quarterly Report on Form 10-Q includes “forward-looking statements” (within the meaning of the federal securities laws, Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that reflect our expectations and projections about our future results, performance, prospects and opportunities. We have attempted to identify these forward-looking statements by the use of words such as “may,” “will,” “seek,” “expects,” “anticipates,” “believes,” “targets,” “intends,” “should,” “estimates,” “could,” “continue,” “assume,” “projects,” “plans” or similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those discussed below. We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable by law. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of changes in underlying assumptions or new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law. The forward-looking statements should be read in light of the risk factors identified in Item 1A. Risk Factors of this Quarterly Report on Form 10-Q and our Annual Report on Form 10-K for the year ended December 31, 2017.
The following are some, but not all, of the assumptions, risks, uncertainties and other factors that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We may be unable to renew leases, lease vacant space or re-lease space as leases expire on favorable terms or at all.

•	We are subject to risks associated with tenant, geographic and industry concentrations with respect to our properties.

•	Our properties, intangible assets and other assets may be subject to impairment charges.

•	We could be subject to unexpected costs or unexpected liabilities that may arise from potential dispositions of properties.

•
We are subject to competition in the acquisition and disposition of properties and in the leasing of our properties and we may be unable to acquire, dispose of, or lease properties on advantageous terms.

•	We could be subject to risks associated with bankruptcies or insolvencies of tenants or from tenant defaults generally.

•	We have substantial indebtedness, which may affect our ability to pay distributions, and expose us to interest rate fluctuation risk and the risk of default under our debt obligations.

•	We may be affected by the incurrence of additional secured or unsecured debt.

•	We may not be able to maintain profitability.

•	We may not generate cash flows sufficient to pay our distributions to stockholders or meet our debt service obligations.

•	We may be affected by risks resulting from losses in excess of insured limits.

•	We may fail to remain qualified as a REIT for U.S. federal income tax purposes.

•
Our sponsor may be unable to fully reestablish the financial network which previously supported real estate investment trusts sponsored by our sponsor, and/or regain the prior level of transaction and capital raising volume achieved by such real estate investment trusts.

•	We are subject to risks that may affect capital raising volume as a result of increased regulatory changes.

•	Our advisor has the right to terminate the advisory agreement upon 60 days’ written notice without cause or penalty.

Definitions
We use certain defined terms throughout this Quarterly Report on Form 10-Q that have the following meanings:
The phrase “annualized rental income” refers to the straight line rental revenue under our leases on operating properties owned as of the respective reporting date, which includes the effect of rent escalations and any tenant concessions, such as free rent, and excludes any bad debt allowances and any contingent rent, such as percentage rent. Management uses annualized rental income as a basis for tenant, industry and geographic concentrations and other metrics within the portfolio. Annualized rental income is not indicative of future performance.
Under a “net lease,” the tenant occupying the leased property (usually as a single tenant) does so in much the same manner as if the tenant were the owner of the property. The tenant generally agrees that it will either have no ability or only limited ability to terminate the lease or abate rent prior to the expiration of the term of the lease as a result of real estate driven events such as casualty, condemnation or failure by the landlord to fulfill its obligations under the lease. There are various forms of net leases, most typically classified as either triple-net or double-net. Triple-net leases typically require the tenant to pay all expenses associated with the property (e.g., real estate taxes, insurance, maintenance and repairs, including roof, structure and parking lot). Double-net leases typically hold the landlord responsible for the capital expenditures for the roof and structure, while the tenant is responsible for all lease payments and remaining operating expenses associated with the property (e.g., real estate taxes, insurance and maintenance).
Overview
We were formed on July 27, 2010 to acquire and operate a diversified portfolio of (1) necessity retail, office and industrial properties that are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States, (2) notes receivable and other investments secured by commercial real estate, including the origination of loans, and (3) U.S. government securities, agency securities, corporate debt and other investments for which there is reasonable liquidity. We commenced our principal operations on December 7, 2011, when we issued the initial $10.0 million in shares of our common stock in the Offering and acquired our first real estate property. We have no paid employees and are externally advised and managed by Cole Income NAV Strategy Advisors. On February 1, 2018, the Transaction, as discussed in Note 1 — Organization and Business to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q, was completed. As a result of the Transaction, CIM indirectly owns and/or controls Cole Income NAV Strategy Advisors; our dealer manager, CCO Capital; our property manager, CREI Advisors; and CCO Group.
In addition, as part of the Transaction, pursuant to the Services Agreement, VEREIT OP will continue to provide certain services to CCO Group and to us, including operational real estate support. VEREIT OP will continue to provide such services through March 31, 2019 (or, if later, the date of the last government filing other than a tax filing made by any of the Cole REITs with respect to its 2018 fiscal year) and will provide consulting and research services through December 31, 2023 as requested by CCO Group, LLC.
Despite the indirect change of ownership and control of our advisor, dealer manager, property manager and sponsor, we expect that, during the Initial Services Term of the Services Agreement, the advisory, dealer manager and property management services we receive will continue without any material changes in personnel (except as supplemented by the management oversight of CIM personnel) or material change in service procedures. During the Initial Services Term of the Services Agreement, CCO Group, LLC intends to evaluate and effectuate an appropriate transition of VEREIT OP’s services under the Services Agreement to other CIM affiliates or third parties with the goal of ensuring continuity and minimizing disruption.
As we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any current variable rate debt, refinancings or new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions, when applicable, by entering into purchase agreements and loan commitments simultaneously, or through loan assumptions, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties, or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with our future property acquisitions, when applicable, or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing terms for future acquisitions or refinancing, our results of operations may be adversely affected.
Our operating results and cash flows are primarily influenced by rental income from our commercial properties, and interest expense on our property indebtedness and acquisition and operating expenses. Rental and other property income accounted for 89% and 91% of our total revenue for the three months ended June 30, 2018 and 2017, respectively, and 90% and 92% for the six months ended June 30, 2018 and 2017, respectively. As 99.6% of our rentable square feet was under lease as of

June 30, 2018, with a weighted average remaining lease term of 10.7 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. Cole Income NAV Strategy Advisors regularly monitors the creditworthiness of our tenants by reviewing each tenant’s financial results, any available credit rating agency reports on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property or identifying a possible replacement tenant should the current tenant fail to perform on the lease.
Operating Highlights and Key Performance Indicators
2018 Activity

•	Acquired 13 commercial properties for an aggregate purchase price of $182.5 million.

•
Issued approximately 5.0 million shares of common stock in the Offering for gross offering proceeds of $92.5 million before organization and offering costs, selling commissions, and the current portion of dealer manager fees and distribution fees of $3.9 million.

•	Total debt increased by $104.0 million, from $278.2 million to $382.2 million.
Portfolio Information
As of June 30, 2018, we owned 151 properties located in 36 states, comprising 5.4 million rentable square feet, which includes the rentable square feet of buildings on land subject to ground leases. As of June 30, 2018, no single tenant accounted for greater than 10% of our 2018 annualized rental income. As of June 30, 2018, we had certain geographic concentrations in our property holdings. In particular, as of June 30, 2018, 17 of our properties were located in Ohio, accounting for 13% of our 2018 annualized rental income. In addition, we had tenants in the manufacturing industry, which accounted for 15% of our 2018 annualized rental income. Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate assets. The following table shows the property statistics of our real estate assets as of June 30, 2018, and 2017:

	As of June 30,
	2018	2017
Number of properties	151	133
Rentable square feet (in thousands) (1)	5,370	3,901
Percentage of rentable square feet leased	99.6%	99.3%
Percentage of investment-grade tenants (2)	36.3%	45.7%
______________________
(1) Includes square feet of buildings on land that are subject to ground leases.
(2) Investment-grade tenants are those with a credit rating of BBB- or higher by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) or a credit rating of Baa3 or higher by Moody’s Investor Service, Inc. (“Moody’s”). The ratings may reflect those assigned by Standard & Poor’s or Moody’s to the lease guarantor or the parent company, as applicable. The weighted average credit rating is weighted based on annualized rental income, and is for only those tenants rated by Standard & Poor’s.
The following table summarizes our consolidated real estate acquisition activity during the three and six months ended June 30, 2018 and 2017:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Properties acquired	7	13	13	25
Purchase price of acquired properties (in thousands)	$74,262	$114,611	$182,489	$167,068
Rentable square feet of acquired properties (in thousands) (1)	515	504	1,066	762
______________________
(1) Includes square feet of buildings on land that are subject to ground leases.

Results of Operations
Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate assets. The following table provides summary information about our results of operations for the three and six months ended June 30, 2018 and 2017 (in thousands):

	Three Months Ended June 30,		2018 vs 2017 Increase (Decrease)	Six Months Ended June 30,		2018 vs 2017 Increase (Decrease)
	2018	2017		2018	2017
Total revenues	$17,768	$11,126	$6,642	$33,002	$21,152	$11,850
General and administrative expenses	$1,891	$1,387	$504	$3,456	$3,138	$318
Property operating expenses	$694	$393	$301	$1,248	$683	$565
Real estate tax expenses	$1,327	$728	$599	$2,339	$1,321	$1,018
Advisory fees and expenses	$1,425	$1,012	$413	$2,660	$1,935	$725
Acquisition-related expenses	$713	$447	$266	$1,282	$1,296	$(14)
Depreciation and amortization	$6,843	$4,415	$2,428	$12,775	$8,085	$4,690
Operating income	$4,875	$2,744	$2,131	$9,242	$4,694	$4,548
Interest expense and other, net	$3,590	$2,220	$1,370	$6,587	$4,247	$2,340
Gain (loss) on disposition of real estate, net	$136	$—	$136	$(73)	$—	$(73)
Net income attributable to the Company	$1,413	$515	$898	$2,565	$429	$2,136
Revenues
Our revenues consist primarily of rental and other property income from net leased commercial properties. We also incur certain operating expenses that are subject to reimbursement by our tenants, which results in tenant reimbursement income. Additionally, our portfolio includes liquid assets in the form of marketable securities. These assets can result in revenue in the form of interest income.
The increase in revenue of $6.6 million and $11.9 million during the three and six months ended June 30, 2018, respectively, as compared to the same periods in 2017, was primarily due to the acquisition of 19 rental income-producing properties subsequent to June 30, 2017. Rental and other property income from net leased commercial properties accounted for 89% and 91% of our total revenues for the three months ended June 30, 2018 and 2017, respectively, and 90% and 92% of our total revenues for the six months ended June 30, 2018 and 2017, respectively. We also incurred certain operating expenses subject to reimbursement by our tenants, which resulted in $1.8 million and $3.2 million in tenant reimbursement income during the three and six months ended June 30, 2018, respectively, compared to $938,000 and $1.7 million during the same periods in 2017.
General and Administrative Expenses
The primary general and administrative expense items are operating expense reimbursements to our advisor, professional and accounting fees, escrow and trustee fees, and unused fees on the Credit Facility.
The increase in general and administrative expenses of $504,000 during the three months ended June 30, 2018, as compared to the same period in 2017, was primarily due to an increase in operating expense reimbursement to our advisor and legal fees during the three months ended June 30, 2018, primarily as a result of the acquisition of 19 additional rental income-producing properties subsequent to June 30, 2017.
The increase in general and administrative expenses of $318,000 during the six months ended June 30, 2018, as compared to the same period in 2017, was primarily due to an increase in platform fees and corporate insurance costs.
Property Operating Expenses
Property operating expenses such as property repairs, maintenance and property-related insurance include both reimbursable and non-reimbursable property expenses. We are reimbursed by tenants for reimbursable property operating expenses in accordance with the respective lease agreements.
The increase in property operating expenses of $301,000 and $565,000 during the three and six months ended June 30, 2018, respectively, as compared to the same periods in 2017, was primarily due to the acquisition of 19 additional rental income-producing properties subsequent to June 30, 2017, as well as recognizing a full period of property operating expenses on 13 and 25 properties acquired during the three and six months ended June 30, 2017, respectively.

Real Estate Tax Expenses
The increase in real estate tax expenses of $599,000 and $1.0 million during the three and six months ended June 30, 2018, respectively, as compared to the same periods in 2017, was primarily due to real estate taxes incurred on 19 additional properties acquired subsequent to June 30, 2017, as well as recognizing a full period of real estate taxes on 13 and 25 properties acquired during the three and six months ended June 30, 2017, respectively.
Advisory Fees and Expenses
The advisory fees and expenses that we pay to our advisor are based upon our NAV.
The increase in advisory fees and expenses of $413,000 and $725,000 during the three and six months ended June 30, 2018, respectively, as compared to the same periods in 2017, was primarily due to an increase in the total NAV for all share classes, which increased $139.2 million subsequent to June 30, 2017.
Acquisition-Related Expenses
In April 2017, we adopted ASU 2017-01, which clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. As of April 2017, our acquisitions qualify as asset acquisitions, and as such, certain acquisition costs related to these asset acquisitions are capitalized. Prior to the adoption of ASU 2017-01 in April 2017, costs related to property acquisitions were expensed as incurred.
The increase in acquisition-related expenses of $266,000 during the three months ended June 30, 2018, as compared to the same period in 2017, was primarily due to an increase in advisor reimbursement expenses.
Acquisition-related expenses remained consistent for the six months ended June 30, 2018, as compared to the same period in 2017.
Depreciation and Amortization
The increase in depreciation and amortization of $2.4 million and $4.7 million during the three and six months ended June 30, 2018, respectively, as compared to the same periods in 2017, was primarily due to the acquisition of 19 additional rental income-producing properties subsequent to June 30, 2017, as well as recognizing a full period of depreciation and amortization on 13 and 25 properties acquired during the three and six months ended June 30, 2017, respectively.
Interest Expense and Other, Net
The increase in interest expense and other, net of $1.4 million and $2.3 million during the three and six months ended June 30, 2018, respectively, as compared to the same periods in 2017, was primarily due to an increase in our average outstanding debt balance of $373.7 million and $338.7 million for the three and six months ended June 30, 2018, respectively, as compared to $223.4 million and $203.1 million for the three and six months ended June 30, 2017, respectively.
Gain (Loss) on Disposition of Real Estate, Net.
The increase in gain (loss) on disposition of real estate, net of $136,000 during the three months ended June 30, 2018, as compared to the same period in 2017, was due to the disposition of land at a multi-tenant property during the three months ended June 30, 2018, compared to no dispositions during the three months ended June 30, 2017.
The decrease in gain (loss) on disposition of real estate, net of $73,000 during the six months ended June 30, 2018, as compared to the same period in 2017, was due to the disposition of building and land at a multi-tenant property in two separate transactions during the six months ended June 30, 2018, compared to no dispositions during the six months ended June 30, 2017.

Same Store Properties
We review our stabilized operating results, measured by contract rental revenue, from properties that we owned for the entirety of both the current and prior year reporting periods, referred to as “same store” properties. Contract rental revenue is a supplemental non-GAAP financial measure of real estate companies’ operating performance. Contract rental revenue is considered by management to be a helpful supplemental performance measure, as it provides a consistent method for the comparison of our properties. In determining the same store property pool, we include all properties that were owned for the entirety of both the current and prior reporting periods, except for properties during the current or prior year that were under development or redevelopment.
“Non-same store” properties, for purposes of the table below, includes properties acquired on or after April 1, 2017. As shown in the table below, contract rental revenue on the 119 same store properties for the three months ended June 30, 2018 increased 0.4%, compared to the three months ended June 30, 2017. The same store properties were 99.4% and 99.3% occupied as of June 30, 2018 and 2017, respectively. The following table shows the contract rental revenue from properties owned for both of the entire three months ended June 30, 2018 and 2017, along with a reconciliation to rental income, calculated in accordance with GAAP (dollar amounts in thousands):

	Number of Properties	Three Months Ended June 30,		Increase/(Decrease)
Contract Rental Revenue		2018	2017	$ Change	% Change
Rental income — as reported		$15,893	$10,159	$5,734	56%
Less: Amortization (1)		113	84	29	35%
Less: Straight line rental income		791	423	368	87%
Total contract rental revenue		14,989	9,652	5,337	55%

Less: “Non-same store” properties	31	6,120	632	5,488	868%
Less: Disposed properties (2)	1	8	197	(189)	(96)%
“Same store” properties	119	$8,861	$8,823	$38	0.4%
______________________
(1) Includes amortization of above- and below-market lease intangibles and deferred lease incentives.
(2) We disposed of one multi-tenant property during the six months ended June 30, 2018.
“Non-same store” properties, for purposes of the table below, includes properties acquired on or after January 1, 2017. As shown in the table below, contract rental revenue on the 107 same store properties for the six months ended June 30, 2018 increased 0.6%, compared to the six months ended June 30, 2017. The same store properties were 99.4% and 99.3% occupied as of June 30, 2018 and 2017, respectively. The following table shows the contract rental revenue from properties owned for both of the entire six months ended June 30, 2018 and 2017, along with a reconciliation to rental income, calculated in accordance with GAAP (dollar amounts in thousands):

	Number of Properties	Six Months Ended June 30,		Increase/(Decrease)
Contract Rental Revenue		2018	2017	$ Change	% Change
Rental income — as reported		$29,703	$19,366	$10,337	53%
Less: Amortization (1)		269	149	120	81%
Less: Straight line rental income		1,467	805	662	82%
Total Contract Rental Revenue		27,967	18,412	9,555	52%

Less: “Non-same store” properties	43	11,865	2,081	9,784	470%
Less: Disposed Properties (2)	1	57	389	(332)	(85)%
“Same store” properties	107	$16,045	$15,942	$103	0.6%
______________________
(1) Includes amortization of above- and below-market lease intangibles and deferred lease incentives.
(2) We disposed of one multi-tenant property during the six months ended June 30, 2018.

Distributions
Our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.002678083 per share for stockholders of record as of the close of business on each day of the period commencing on January 1, 2018 and ending on December 31, 2018. The daily distribution amount for each class of outstanding common stock is adjusted based on the relative NAV of the various classes each day so that, from day to day, distributions constitute a uniform percentage of the NAV per share of all classes. As a result, from day to day, the per share daily distribution for each outstanding class of common stock may be higher or lower than the daily distribution amount authorized by our board of directors based on the relative NAV of each class of common stock on that day. As of June 30, 2018, we had distributions payable of $2.3 million.
During the six months ended June 30, 2018 and 2017, we paid distributions of $13.0 million and $9.3 million, respectively, including $6.4 million and $4.6 million, respectively, through the issuance of shares pursuant to the DRIP. Net cash provided by operating activities for the six months ended June 30, 2018 was $14.7 million. For the six months ended June 30, 2017, net cash provided by operating activities was $8.1 million and reflected a reduction for real estate acquisition-related expenses incurred of $1.3 million in accordance with GAAP. Prior to the adoption of ASU 2017-01 in April 2017, we treated our real estate acquisition-related fees and expenses as funded by proceeds from the Offering, including proceeds from the DRIP. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the six months ended June 30, 2017 includes the amount by which real estate acquisition-related fees and expenses have reduced net cash flows from operating activities of $1.3 million. The distributions paid during the six months ended June 30, 2018, including shares issued pursuant to the DRIP, were fully funded by cash flows from operating activities. Our distributions for the six months ended June 30, 2017 were funded by cash flows from operating activities, including cash flows from operating activities from prior periods of $8.1 million, or 88%, and proceeds from the Offering of $1.2 million, or 12%.
Share Redemptions
We have adopted a share redemption plan to provide limited liquidity whereby, on a daily basis, stockholders may request that we redeem all or any portion of their shares. Our share redemption plan provides that, on each business day, stockholders may request that we redeem all or any portion of their shares, subject to a minimum redemption amount and certain short-term trading fees. The redemption price per share for each class on any business day will be our NAV per share for such class for that day, calculated by the independent fund accountant in accordance with our valuation policies.
Our share redemption plan includes certain redemption limits, including a quarterly limit and, in some cases, an individual stockholder limit. During the six months ended June 30, 2018, we received redemption requests for, and redeemed, a total of approximately 1.2 million shares of our common stock for $21.8 million, comprised of approximately 745,000 W Shares, 274,000 A Shares and 172,000 I Shares of our common stock for $13.7 million, $4.9 million and $3.2 million, respectively. From July 1, 2018 through August 6, 2018, we redeemed approximately 228,000 shares for $4.2 million.
We intend to fund share redemptions with available cash, proceeds from our liquid investments and proceeds from the sale of additional shares. We may, after taking the interests of our Company as a whole and the interests of our remaining stockholders into consideration, use proceeds from any available sources at our disposal to satisfy redemption requests, including, but not limited to, proceeds from sales of additional shares, excess cash flow from operations, sales of our liquid investments, incurrence of indebtedness and, if necessary, proceeds from the disposition of real estate properties or real estate related assets. In an effort to have adequate cash available to support our share redemption plan, Cole Income NAV Strategy Advisors may determine to reserve borrowing capacity under our line of credit. Cole Income NAV Strategy Advisors could then elect to borrow against our line of credit in part to redeem shares presented for redemption during periods when we do not have sufficient proceeds from the sale of shares in the Offering to fund all redemption requests.
Liquidity and Capital Resources
General
We expect to continue to raise capital through the Offering and to utilize such funds and future proceeds from secured or unsecured financing to complete future property acquisitions and for general corporate uses. The source of our operating cash flows is primarily the rental income received from current and future leased properties. As of June 30, 2018, we had raised $643.1 million of gross proceeds from the Offering before organization and offering costs, selling commissions, and the current portion of dealer manager fees and distribution fees of $19.9 million. Refer to Item 1A - Risk Factors in our annual report on Form 10-K for the year ended December 31, 2017, for risks related to our ability to raise capital in the near term.
Our Credit Facility with JPMorgan Chase Bank, N.A. as administrative agent, provides for borrowings up to $425.0 million, which is comprised of up to $212.5 million in revolving loans and up to $212.5 million in term loans. As of June 30,

2018, we had $192.5 million in unused capacity, subject to borrowing availability. As of June 30, 2018, we had cash and cash equivalents of $2.0 million and investments in marketable securities of $5.4 million.
Our investment guidelines provide that we will target the following aggregate allocation to relatively liquid investments, such as U.S. government securities, agency securities, corporate debt, publicly traded debt and equity real estate-related securities, cash, cash equivalents and other short-term investments and, in Cole Income NAV Strategy Advisors’ discretion, lines of credit (collectively, the “Liquid Assets”): (1) 10% of our NAV up to $1.0 billion and (2) 5% of our NAV in excess of $1.0 billion. To the extent that Cole Income NAV Strategy Advisors determines that we should maintain borrowing capacity under lines of credit, the amount available under the lines of credit will be included in calculating the Liquid Assets under these guidelines. These are guidelines, and our stockholders should not expect that we will, at all times, hold liquid assets at or above the target levels or that all liquid assets will be available to satisfy redemption requests as we receive them. We anticipate that both our overall allocation to liquid assets as a percentage of our NAV and our allocation to different types of liquid assets will vary. In making these determinations, our advisor will consider our receipt of proceeds from sales of additional shares, our cash flow from operations, available borrowing capacity under lines of credit, if any, or from additional mortgages on our real estate, our receipt of proceeds from sales of assets, and the anticipated use of cash to fund redemptions, as well as the availability and pricing of different investments. The amount of the Liquid Assets is determined by our advisor, in its sole discretion, but is subject to review by our independent directors on a quarterly basis.
Short-term Liquidity and Capital Resources
On a short-term basis, our principal demands for funds will be for acquisitions, operating expenses, distributions and redemptions to stockholders and interest on our outstanding debt. We expect to meet our short-term liquidity requirements through available cash, cash provided by property operations, proceeds from the Offering and borrowings from the line of credit or other sources. We believe that the resources stated above will be sufficient to satisfy our operating requirements for the foreseeable future, and we do not anticipate a need to raise funds from sources other than those described above within the next 12 months.
Long-term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds are for property and other asset acquisitions and the payment of tenant improvements, operating expenses, including debt service payments on any outstanding indebtedness, and distributions and redemptions to our stockholders. We expect to meet our long-term liquidity requirements through proceeds from the Offering, secured or unsecured financings from banks and other lenders, any available capacity on the Credit Facility by the addition of properties to the borrowing base, proceeds from the sale of marketable securities and net cash flows provided by operations.
We expect that substantially all net cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid; however, we have used, and may continue to use, other sources to fund distributions, as necessary, including proceeds from the Offering, borrowings on the Credit Facility and/or future borrowings on our unencumbered assets. To the extent that cash flows from operations are lower due to fewer properties being acquired or lower than expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offering or debt financings will be used to fund acquisitions, certain capital expenditures, repayments of outstanding debt or distributions to our stockholders.
Contractual Obligations
As of June 30, 2018, we had $382.2 million of debt outstanding, with a weighted average interest rate of 3.64%. See Note 8 — Credit Facility and Notes Payable to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q for a description of certain terms of the debt. Our contractual obligations as of June 30, 2018 were as follows (in thousands):

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments – credit facility (2)	$232,500	$—	$—	$232,500	$—
Interest payments – credit facility (3),(4)	31,753	8,123	16,268	7,362	—
Principal payments – fixed debt rate	149,734	—	9,240	123,544	16,950
Interest payments – fixed debt rate (5)	23,500	5,850	11,519	5,013	1,118
Total	$437,487	$13,973	$37,027	$368,419	$18,068
______________________

(1)	The table does not include amounts due to our advisor or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.

(2)
The table does not include the impact of any extension. We may elect to extend the maturity of the Revolving Loans to no later than September 6, 2022, subject to satisfying certain conditions contained in the Second Amended Credit Agreement or refinance the debt or enter into new financing arrangements.

(3)
As of June 30, 2018, the Term Loans outstanding totaled $172.5 million, $112.5 million of which is subject to interest rate swap agreements. The weighted average all-in interest rate for the Swapped Term Loans was 3.25%. The remaining $60.0 million outstanding under the Term Loans has an interest rate of 3.65% as of June 30, 2018.

(4)	As of June 30, 2018, the Revolving Loans outstanding totaled $60.0 million, with a weighted average all-in interest rate of 3.79%.

(5)
As of June 30, 2018, we had $78.2 million of variable rate mortgage notes effectively fixed through the use of interest rate swap agreements. We used the effective interest rates fixed under our interest rate swap agreements to calculate the debt payment obligations in future periods.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed 75% of our gross assets, valued at the aggregate cost (before depreciation and other non-cash reserves), unless approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report. In addition to this limitation in our charter, our board of directors has adopted a policy to further limit our borrowings to 60% of the greater of cost (before depreciation or other non-cash reserves) or fair market value of our gross assets; provided however, that a majority of our board of directors (including a majority of the independent directors) has determined that, as a general policy, borrowing in excess of 60% of the greater of cost (before deducting depreciation and other non-cash reserves) or fair market value of our gross assets is justified and in the best interest of us and our stockholders during our capital raising stage. Fair market value is based on the estimated market value of our real estate assets as of June 30, 2018 used to determine our estimated per share NAV. The independent directors believe such borrowing levels are justified as higher debt levels during the offering stage may enable us to acquire properties earlier than we might otherwise be able to acquire them if we were to adhere to the 60% debt limitation, which could yield returns that are accretive to the portfolio. In addition, as we are in the offering stage, more equity could be raised in the future to reduce the debt levels. As of June 30, 2018, our ratio of debt to the cost (before deducting depreciation or other non-cash reserves) of our gross assets was 43.5%, and our ratio of debt to the fair market value of our gross assets was 42.5%.
Our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage, and we therefore believe that the presentation of net debt provides useful information to stockholders. Net debt is a non-GAAP measure used to show our outstanding principal debt balance, excluding certain GAAP adjustments, such as financing and issuance costs and related accumulated amortization, less all cash and cash equivalents. As of June 30, 2018, our net debt leverage ratio, which is the ratio of net debt to total gross real estate assets net of gross intangible lease liabilities, was 43.3%.
The following table provides a reconciliation of the credit facility and notes payable, net balance, as reported on our condensed consolidated balance sheet, to net debt as of June 30, 2018 (in thousands):

Balance as of June 30, 2018
Credit facility and notes payable, net	$379,113
Deferred costs, net (1)	3,121
Less: Cash and cash equivalents	(1,957)
Net debt	$380,277
Gross real estate assets, net (2)	$878,324
Net debt leverage ratio	43.3%
______________________
(1) Deferred costs relate to mortgage notes payable and the term portion of the Credit Facility.
(2) Net of gross intangible lease liabilities.
As of June 30, 2018, the Company had entered into a purchase agreement with an unaffiliated third-party seller to acquire a 100% interest in one retail property, subject to meeting certain criteria, for an aggregate purchase price of $13.7 million, exclusive of closing costs. As of June 30, 2018, the Company had $500,000 of property escrow deposits held by an escrow agent in connection with this future property acquisition. These deposits are included in the condensed consolidated balance sheets in derivative assets, property escrow deposits, prepaid expenses and other assets. As of June 30, 2018, these escrow deposits have not been forfeited.

Cash Flow Analysis
Operating Activities. Net cash provided by operating activities increased by $6.6 million to $14.7 million for the six months ended June 30, 2018, compared to $8.1 million for the six months ended June 30, 2017. The increase was primarily due to the acquisition of 19 additional rental income-producing properties subsequent to June 30, 2017, resulting in net income before non-cash adjustments for depreciation, amortization of intangibles and amortization of deferred financing costs increasing to $6.5 million, and a decrease in straight-line rental income of $662,000. Additionally, net cash provided by operating activities increased due to a net increase in the changes in working capital accounts of $628,000. See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.
Investing Activities. Net cash used in investing activities increased by $6.4 million to $173.3 million for the six months ended June 30, 2018, compared to net cash used in investing activities of $166.9 million for the six months ended June 30, 2017. The increase was primarily due to the acquisition of 13 commercial properties for an aggregate purchase price of $182.5 million during the six months ended June 30, 2018, compared to the acquisition of 25 commercial properties for an aggregate purchase price of $167.1 million during the six months ended June 30, 2017, offset by the disposal of one property for an aggregate gross sales price of $9.7 million during the six months ended June 30, 2018.
Financing Activities. Net cash provided by financing activities decreased by $8.0 million to $157.7 million for the six months ended June 30, 2018, compared to net cash provided by financing activities of $165.7 million for the six months ended June 30, 2017. The decrease was primarily due to an increase in redemptions of common stock of $8.3 million and an increase in distributions to stockholders of $1.9 million, offset by an increase in net proceeds from borrowing facilities and notes payable of $3.3 million, a decrease in net proceeds from the issuance of common stock of $1.6 million, and a decrease in deferred financing costs paid of $377,000.
Election as a REIT
We have elected to be taxed, and currently qualify, as a REIT under the Internal Revenue Code of 1986, as amended. To maintain our qualification as a REIT, we must continue to meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding certain non-cash items and net capital gains).
If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to maintain our qualification as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying condensed consolidated financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which, if applicable, have been provided for in our accompanying condensed consolidated financial statements.
Critical Accounting Policies and Estimates
Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements, which should be read in conjunction with the more complete discussion of our accounting policies and procedures included in Note 2 — Summary of Significant Accounting Policies to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2017. We consider our critical accounting policies to be the following:

•	Recoverability of Real Estate Assets;

•	Consolidation of Equity Investment; and

•	Allocation of Purchase Price of Real Estate Assets.
A complete description of such policies and our considerations is contained in our Annual Report on Form 10-K for the year ended December 31, 2017. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with our audited consolidated financial statements as of and for the period ended December 31, 2017 and related notes thereto.
We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate assets may not be recoverable. Impairment indicators that we consider include, but are not limited to: bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors; a significant decrease in a property’s revenues due to lease terminations; vacancies; co-tenancy clauses; reduced lease rates; changes in anticipated holding periods; or other circumstances. We are in the process of determining if anticipated holding periods for certain properties may materially differ from the initial intended holding periods for such properties, which could result in an impairment charge in the future.
Related-Party Transactions and Agreements
We have entered into agreements with Cole Income NAV Strategy Advisors and its affiliates, whereby we agree to pay certain fees, or reimburse certain expenses of, Cole Income NAV Strategy Advisors or its affiliates, primarily advisory and performance fees and expenses, organization and offering costs, sales commissions, dealer manager fees and expenses, distribution fees and reimbursement of certain acquisition and operating costs. In addition, pursuant to the Services Agreement, VEREIT OP, which is affiliated with one of our directors, will continue to provide certain services to CCO Group and to us, including operational real estate support. We are not a party to the Services Agreement. See Note 12 — Related-Party Transactions and Agreements to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q for a further explanation of the various related-party transactions, agreements and fees.
Conflicts of Interest
Richard S. Ressler, our chief executive officer, president and the chairman of our board of directors, who is a founder and principal of CIM, as well as a director of CCPT IV and CCIT III, and Nathan D. DeBacker, our chief financial officer and treasurer, act as executive officers and/or a director of one or more other programs sponsored by CCO Group. One of our directors, W. Brian Kretzmer, also serves as a director of CCPT IV and CCIT III. Similarly, Glenn J. Rufrano, one of our directors, serves as a director of CCPT V, CCIT II, and CCIT III, as well as chief executive officer and a director of VEREIT, Inc., the parent company of VEREIT OP, who provides certain services to us and our advisor through the Services Agreement. In addition, certain affiliates of Cole Income NAV Strategy Advisors act as advisors to CCPT IV, CCPT V, CCIT II, CCIT III, and/or other real estate offerings in registration, all of which are, or intend to be public, non-listed REITs offered, distributed and/or managed by affiliates of Cole Income NAV Strategy Advisors. As such, there may be conflicts of interest where Cole Income NAV Strategy Advisors or its affiliates, while serving in the capacity as sponsor, general partner, officer, director, key personnel and/or advisor for CIM or another real estate program sponsored or operated by CCO Group, including other real estate offerings in registration, may be in conflict with us in connection with providing services to other real estate related programs related to property acquisitions, property dispositions, and property management among others. The compensation arrangements between affiliates of Cole Income NAV Strategy Advisors and CIM and these other real estate programs sponsored or operated by CCO Group could influence the advice to us. See Part I, Item 1. Business — Conflicts of Interest in our Annual Report on Form 10-K for the year ended December 31, 2017.
Off-Balance Sheet Arrangements
As of June 30, 2018 and December 31, 2017, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk
Market Risk
The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. Our market risk arises primarily from interest rate risk relating to variable-rate borrowings. To meet our short and long-term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to manage our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not intend to hold or issue these derivative contracts for trading or speculative purposes. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.
Interest Rate Risk
As of June 30, 2018, we had variable rate debt of $120.0 million, excluding any debt subject to interest rate swap agreements; therefore, we are exposed to interest rate changes in the London Interbank Offered Rate (“LIBOR”). As of June 30, 2018. an increase or decrease of 50 basis points in interest rates would result in an increase or decrease in interest expense of $600,000 per year.
As of June 30, 2018, we had eight interest rate swap agreements outstanding, which mature on various dates from September 2019 to August 2022 with an aggregate notional amount of $190.7 million and an aggregate net fair value asset of $4.8 million. The fair value of these interest rate swap agreements is dependent upon existing market interest rates and swap spreads. As of June 30, 2018, an increase of 50 basis points in interest rates would result in a derivative asset of $7.4 million, representing a $2.6 million net change to the fair value of the net derivative asset. A decrease of 50 basis points would result in a derivative asset of $2.2 million, representing a $2.6 million decrease to the fair value of the net derivative asset.
As the information presented above includes only those exposures that existed as of June 30, 2018, it does not consider exposures or positions arising after that date. The information presented herein has limited predictive value. Future actual realized gains or losses with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.
These amounts were determined by considering the impact of hypothetical interest rate changes on our borrowing costs and assume no other changes in our capital structure.
Credit Risk
Concentrations of credit risk arise when a number of tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to us, to be similarly affected by changes in economic conditions. We are subject to tenant, geographic and industry concentrations. Any downturn of the economic conditions in one or more of these tenants, states or industries could result in a material reduction of our cash flows or material losses to us.
The factors considered in determining the credit risk of our tenants include, but are not limited to: payment history; credit status and change in status (credit ratings for public companies are used as a primary metric); change in tenant space needs (i.e., expansion/downsize); tenant financial performance; economic conditions in a specific geographic region; and industry specific credit considerations. We believe that the credit risk of our portfolio is reduced by the high quality of our existing tenant base, reviews of prospective tenants’ risk profiles prior to lease execution and consistent monitoring of our portfolio to identify potential problem tenants and mitigation options.

Item 4.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that no controls and procedures, no matter how well designed and operated, can provide absolute assurance of achieving the desired control objectives.

As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, an evaluation as of June 30, 2018 was conducted under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of June 30, 2018, were effective at a reasonable assurance level.
Changes in Internal Control Over Financial Reporting
No change occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the three months ended June 30, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1.Legal Proceedings
In the ordinary course of business we may become subject to litigation or claims. We are not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or to which our properties are the subject.

Item 1A.	Risk Factors
Except as set forth below, there have been no material changes from the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2017.
We have paid, and may continue to pay, some of our distributions from sources other than cash flows from operations, including borrowings, proceeds from asset sales or the sale of securities in the Offerings or future offerings, which may reduce the amount of capital we ultimately deploy in our real estate operations and may negatively impact the value of our common stock.
To the extent that cash flow from operations is insufficient to pay our distributions or fund redemptions, we may pay all or some of our distributions and fund all or some of our redemptions from borrowings by the REIT, proceeds from asset sales of the sale of our securities. We have no limits on the amounts we may use to pay distributions from sources other than cash flow from operations. The payment of distributions and redemptions from sources other than cash flows from operations may reduce the amount of proceeds available for acquisitions, negatively impact the value of our common stock and reduce the overall return. We expect that, from time to time, we may declare distributions and/or fund redemptions that exceed our cash flows from operations and in anticipation of future cash flows.
During the six months ended June 30, 2018 and 2017, we paid distributions of $13.0 million and $9.3 million, respectively, including $6.4 million and $4.6 million, respectively, through the issuance of shares pursuant to the DRIP. Net cash provided by operating activities for the six months ended June 30, 2018 was $14.7 million. For the six months ended June 30, 2017, net cash provided by operating activities was $8.1 million and reflected a reduction for real estate acquisition-related expenses incurred of $1.3 million in accordance with GAAP. Prior to the adoption of ASU 2017-01 in April 2017, we treated our real estate acquisition-related fees and expenses as funded by proceeds from the Offering, including proceeds from the DRIP. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the six months ended June 30, 2017 includes the amount by which real estate acquisition-related fees and expenses have reduced net cash flows from operating activities of $1.3 million. The distributions paid during the six months ended June 30, 2018, including shares issued pursuant to the DRIP, were fully funded by cash flows from operating activities. Our distributions for the six months ended June 30, 2017 were funded by cash flows from operating activities, including cash flows from operating activities from prior periods of $8.1 million, or 88% and proceeds from the Offering of $1.2 million, or 12%.
During the year ended December 31, 2017, we paid distributions of $20.7 million, including $10.3 million through the issuance of shares pursuant to the DRIP. Net cash provided by operating activities for the year ended December 31, 2017 was $19.3 million and reflected a reduction for real estate acquisition-related expenses incurred of $2.2 million. The distributions paid during the year ended December 31, 2017, including shares issued pursuant to the DRIP, were funded by cash flows from operating activities of $19.3 million, or 93%, and proceeds from the Offering of $1.4 million, or 7%.
The proposed SEC standard of conduct for investment professionals could impact our ability to raise capital.

On April 18, 2018, the SEC proposed “Regulation Best Interest,” a new standard of conduct for broker-dealers under the Exchange Act that includes: (i) the requirement that broker-dealers refrain from putting the financial or other interests of the broker-dealer ahead of the retail customer, (ii) a new disclosure document, the consumer or client relationship summary, or Form CRS, which would require both investment advisers and broker-dealers to provide disclosure highlighting details about their services and fee structures and (iii) proposed interpretative guidance that would establish a federal fiduciary standard for investment advisers. The public comment period on Regulation Best Interest ended on August 7, 2018.
Proposed Regulation Best Interest is complex and may be subject to revision or withdrawal. Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding the impact that proposed Regulation Best Interest may have on purchasing and holding interests in our company. Proposed Regulation Best Interest or any other legislation or regulations that may be introduced or become law in the future could have negative implications on our ability to raise capital from potential investors, including those investing through IRAs.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
On December 6, 2011, the Initial Registration Statement for our public offering of up to $4.0 billion in shares of common stock was declared effective under the Securities Act. On August 26, 2013, the Multi-Class Registration Statement was declared effective under the Securities Act; we designated the existing shares of our common stock that were sold prior to such date to be W Shares and registered two new classes of our common stock, A Shares and I Shares. On February 10, 2017, the Continuing Offering Registration Statement was declared effective under the Securities Act; we are offering up to $4.0 billion in shares of common stock of the three classes, covering up to $3.5 billion in shares in the Primary Offering and up to $500.0 million in shares pursuant to the DRIP. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. Additionally, as of June 30, 2018, we were authorized to issue 10.0 million shares of preferred stock, but had none issued or outstanding.
As of June 30, 2018, we had issued approximately 35.7 million shares in the Offering for gross proceeds of $643.1 million, out of which we have paid $15.1 million in selling commissions and the current portion of distribution fees and dealer manager fees, and $4.8 million in organization and offering costs. With the net offering proceeds of $623.2 million and the borrowings from our credit facility, we have acquired $904.0 million in real estate assets and incurred $10.3 million of acquisition-related expenses.
As of August 6, 2018, we have sold the following common shares and raised the following proceeds in connection with the Offering (dollar amounts in thousands):

	W Shares	A Shares	I Shares	Total
Primary Offering
Shares	22,139,356	11,603,838	1,472,154	35,215,348
Proceeds	$391,893	$216,221	$26,635	$634,749
Distribution Reinvestment Plan
Shares	1,163,922	488,188	84,559	1,736,669
Proceeds	$21,006	$8,801	$1,537	$31,344
We have adopted a share redemption plan to provide limited liquidity whereby, on a daily basis, stockholders may request that we redeem all or any portion of their shares. The redemption price per share for each class on any business day is equal to our NAV per share for such class for that day, calculated by the independent fund accountant after the close of business on the redemption request day, without giving effect to any share purchases or redemptions to be effected on such day. Subject to limited exceptions, stockholders who redeem their shares of our common stock within the first 365 days from the date of purchase are subject to a short-term trading fee of 2% of the aggregate NAV per share of the shares of common stock received. In each calendar quarter, net redemptions are limited under our share redemption plan to 5% of our total NAV as of the end of the immediately preceding quarter, plus any unused percentage carried over to the next quarter, but the maximum carryover percentage may never exceed 15% in the aggregate, and net redemptions in any quarter may never exceed 10% of the prior quarter’s NAV. As of June 30, 2018, we received total redemption requests for, and redeemed approximately 5.0 million W Shares, 763,000 A Shares and 414,000 I Shares of our common stock for $90.4 million, $13.7 million and $7.6 million, respectively.

During the three months ended June 30, 2018, we redeemed shares as follows:

Period	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2018 — April 30, 2018
W Shares	113,365	$18.30	113,365	(1)
A Shares	26,434	$18.06	26,434	(1)
I Shares	54,885	$18.58	54,885	(1)
May 1, 2018 — May 31, 2018
W Shares	133,832	$18.38	133,832	(1)
A Shares	58,217	$18.15	58,217	(1)
I Shares	—	$—	—	(1)
June 1, 2018 — June 30, 2018
W Shares	118,801	$18.30	118,801	(1)
A Shares	95,229	$18.00	95,229	(1)
I Shares	—	$—	—	(1)
Total	600,763		600,763
____________________________________

(1)
A description of the maximum number of shares that may be purchased under our share redemption program and the amount of shares approved under our share redemption program is included in the narrative preceding this table. We announced the share redemption program in the Initial Registration Statement and the amendments thereto in the Multi-Class Registration Statement.

Unregistered Sales of Equity Securities
None.

Item 3.	Defaults Upon Senior Securities
None.

Item 4.	Mine Safety Disclosures
Not applicable.

Item 5.	Other Information
On August 9, 2018 the Board approved the adoption of the Cole Real Estate Income Strategy (Daily NAV), Inc. 2018 Equity Incentive Plan (the “Plan”). Under the Plan, the Board or a committee designated by the Board has the authority to grant restricted stock awards or deferred stock awards to non-employee directors of the Company, which will further align such directors’ interests with the interests of the Company’s stockholders. The Board or committee also has the authority to determine the terms of any award granted pursuant to the Plan, including vesting schedules, restrictions and acceleration of any restrictions. The Plan may be amended or terminated by the Board at any time.

Item 6.	Exhibits
The following exhibits are included, or incorporated by reference, in this Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description

3.1
Second Articles of Amendment and Restatement of Cole Real Estate Income Strategy (Daily NAV), Inc., dated as of August 26, 2013 (Incorporated by reference to the Company’s Form 8-K (File No. 333-169535), filed on August 26, 2013).

3.2
Articles of Amendment to the Articles of Amendment and Restatement of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 2, 2017. (Incorporated by reference to the Company’s Post-effective Amendment No. 3 to Exhibit 3.4 to the Company’s Form S-11 (File No. 333-213271), filed on August 2, 2017).

3.3
Bylaws of Cole Real Estate Income Strategy (Daily NAV), Inc. effective September 28, 2011 (Incorporated by reference to Exhibit 3.2 to the Company’s pre-effective amendment No. 4 to Form S-11 (File No. 333-169535), filed on November 3, 2011).

3.4	First Amendment of Bylaws effective June 14, 2012 (Incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K (File No. 333-169535), filed on June 19, 2012).

4.1
Amended and Restated Distribution Reinvestment Plan (Incorporated by reference to Appendix E to the Company’s prospectus filed pursuant to Rule 424(b)(3) (File No. 333-213271, filed on April 26, 2018).

4.2
Multiple Class Plan of Cole Real Estate Income Strategy (Daily NAV), Inc., dated as of August 26, 2013 (Incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K (File No. 333-169535), filed on August 26, 2013).

4.3	Form of Initial Subscription Agreement (Incorporated by reference to Appendix B to the Company’s Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-213271), filed April 26, 2018).

4.4	Form of Additional Subscription Agreement (Incorporated by reference to Appendix C to the Company’s Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-213271), filed April 26, 2018).

4.5	Form of Systematic Investment Program (Incorporated by reference to Appendix D to the Company’s Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-213271), filed April 26, 2018).

31.1*	Certifications of the Principal Executive Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certifications of the Principal Financial Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1**
Certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**
In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Cole Real Estate Income Strategy (Daily NAV), Inc. (Registrant)

By:	/s/ Nathan D. DeBacker
Name:	Nathan D. DeBacker
Title:	Chief Financial Officer and Treasurer (Principal Financial Officer)
Date: August 13, 2018

INAV-SUP-6I